NOTE

Loan # 40005687

January 24, 2024	**Fairfax,**	**VA**
[Date]	[City]	[State]

+/-183.2 Acres of Agricultural Land, Madison County, Virginia
[Property Address]

1. BORROWER'S PROMISE TO PAY

In return for a loan that Borrower has received, Borrower promises to pay U.S. **$936,000.00** (this amount is called "Principal"), plus interest, to the order of the Lender. The Lender is **FBN Finance, LLC** . Borrower will make all payments under this Note in the form of cash, check or money order.

Borrower understands that the Lender may transfer this Note. The Lender or anyone who takes this Note by transfer and who is entitled to receive payments under this Note is also called the "Lender."

2. INTEREST

Prior to default, interest will be charged on unpaid principal until the full amount of Principal has been paid. Borrower will pay interest at a yearly rate of **6.560%**. The interest rate Borrower will pay will change in accordance with this Section 2.

INITIAL ADJUSTMENT DATE **January 1, 2029**

ORIGINAL AMORTIZATION TERM **30 years**

ADJUSTMENT FREQUENCY PERIOD **every 5 years**

ADJUSTABLE RATE PROVISION. The interest rate stated in this Note is subject to adjustment by the Lender or any subsequent holder of this Note on the Initial Adjustment Date and on subsequent dates established by the Adjustment Frequency Period thereafter. Any such change in the interest rate shall be made automatically but in no event shall the adjusted interest rate exceed the maximum interest rate then permitted by law. When the rate is adjusted the remaining current principal balance of the Note will be reamortized over the remaining amortization term to determine subsequent payment amounts. Lender reserves the right to not adjust the loan in the event of default. Notice of the adjusted rate and the new amortized payment will be sent to the Borrower after each interest rate adjustment.

The variable interest rate shall change to a rate that shall be determined 45 days prior to the Initial Adjustment Date and any subsequent Adjustment Dates and be based upon the *5-year VRM servicing released net yield for 8-week delivery* then being required by the Federal Agricultural Mortgage Corporation, adjusted for credit quality, plus **0.395%** Margin. If the Index is no longer available, the Note Holder will choose a new index that is based on comparable information.

After default, interest will be charged on unpaid principal at the interest rate stated in Section 7 of this Note.

3. SCHEDULED PAYMENTS

(A) Time and Amount of Payments

1 principal payment of $5,173.85 on July 1, 2024, with interest calculated from the date of closing on the unpaid principal at 6.560% per annum; 58 consecutive semi-annual principal and interest payments of $35,874.65 each, beginning January 1, 2025, and the final payment of $35,874.85 on January 1, 2054,

which is called the "Maturity Date."

(B) Place of Payments

Borrower will make payments at **PO Box 4900 Unit 92, Portland, OR 97208-4900** or at a different place if required by Lender

If Lender at any time determines, in its sole but reasonable discretion, that it has miscalculated the amount of any installment payment (whether because of a miscalculation of the Adjustable Rate or otherwise), then Lender shall give notice to Borrower of the corrected amount of the installment payment (and the corrected Variable Adjustable Rate, if applicable) and (i) if the corrected amount of the installment payment represents an increase, then Borrower shall, within 30 calendar days thereafter, pay to Lender any sums that Borrower would have otherwise been obligated under this Note to pay to Lender had the amount of the installment payment not been miscalculated, or (ii) if the corrected amount of the installment payment represents a decrease thereof and Borrower is not otherwise in breach or default under any of the terms and provisions of this Note, the Security Instrument or any other loan document evidencing or securing this Note, then Borrower shall thereafter be paid the sums that Borrower would not have otherwise been obligated to pay to Lender had the amount of the installment payment not been miscalculated.

4. INTEREST CALCULATION

Interest on this Note is computed on a 30/360 simple interest basis; that is, with exception of the month in which the loan settlement occurs, monthly interest is calculated by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by a month of 30 days. The month in which the loan settlement date occurs, interest shall accrue on a "30/360" basis from and including the settlement date to and including the last day of such month, calculated as if such month had 30 days. (For example, if this Note had settled on either February 15 or March 15, in either case, there would be 15 days of interest for the remainder of that first month.) Unless required by applicable law, payments will be applied first to collection expenses and protective advances, second to interest, third to principal, and finally to late charges.

5. PREPAYMENTS

Any prepayments of scheduled installments that are made on a date that is not an installment payment date (without regard to any otherwise applicable grace period) must be accompanied by interest to the next installment payment date and such prepayment will not be credited to the Borrower's account until such installment payment date.

Any prepayments, partial or in whole, other than scheduled installment payments must be accompanied by unpaid interest accrued on such principal amount from the date to which interest was last paid to the next installment payment date, and such prepayment shall not be considered as having been received and will not be credited to the Borrower's account until such installment payment date. If the Borrower makes a prepayment there will be no delays in the due dates of Borrower's installment payments unless the Lender agrees in writing to those delays and unless the Borrower and Lender agree otherwise, the Lender at its sole discretion may reamortize the Note on the basis of the new principal balance; otherwise the making of a prepayment will operate only to discharge the Note at an earlier date.

6. BORROWER'S FAILURE TO PAY AS REQUIRED

(A) Late Charge for Overdue Payments

If any installment of principal or interest is not received by the Lender by the end of the 10th calendar day after the date it is due, a late fee shall be payable on such defaulted payment at a rate which is equal to 5% per annum above the current rate of interest under this note, subject to a minimum interest charge of 5% of such defaulted payment.

(B) Default

If Borrower does not pay the full amount of each installment on the date it is due, Borrower will be in default.

(C) Notice of Default

If Borrower is in default and if allowed by applicable law, Lender may send Borrower a written notice telling Borrower that if Borrower does not pay the overdue amount by a certain date Lender may require Borrower to pay immediately the full amount of Principal which has not been paid and all the interest that Borrower owes on that amount.

(D) **No Waiver By Lender**

Even if, at a time when Borrower is in default, Lender does not require Borrower to pay immediately in full as described above, Lender will still have the right to do so if Borrower is in default at a later time.

(E) **Payment of Lender's Costs and Expenses**

If Lender has required Borrower to pay immediately in full as described above, Lender will have the right to be paid back by Borrower for all of its costs and expenses in enforcing this Note to the extent not prohibited by applicable law. If allowed by applicable law those expenses include, for example, reasonable attorneys' fees.

7. INTEREST AFTER DEFAULT

Upon default, including failure to pay upon final maturity, at Lender's option, Lender may add any unpaid interest to principal and such sum will bear interest there from until paid at the rate provided in this Note (including any increased interest rate). Upon Borrower's failure to pay all amounts declared due pursuant to this section, Lender, at its option, may increase the interest rate on this Note five (5) percentage points.

8. ANNUAL FINANCIAL STATEMENTS

Borrower agrees to provide Lender with updated financial statements and other requested financial reports, including tax returns, annually on the anniversary date of the date of this Note or at such other reasonable times as Lender may request. The failure of Borrower to provide annual financial statements or other requested reports within a reasonable time may be declared to be a default of this Note by Lender and Lender may exercise all remedies under Section 6 of this Note or as provided elsewhere in this Note.

9. DISSEMINATION OF INFORMATION

If Lender determines at any time to sell, transfer or assign this Note, the Security Instrument and any other security instruments, and any or all servicing rights with respect thereto, or to grant participations therein ("Participations") or issue, in a public offering or private placement, mortgage pass-through certificates or other securities evidencing a beneficial interest in the loan ("Securities"), Lender may forward to each purchaser, transferee, assignee, servicer, participant, investor, or their respective successors in such Participations and/or Securities ("collectively, the "Investor"), any rating agency rating such Securities and each prospective Investor, all documents and information which Lender now has or may hereafter acquire relating to the Indebtedness and to Borrower, any guarantor, any indemnitors and the Property, which shall have been furnished by Borrower, any guarantor or any indemnitors, as Lender determines necessary or desirable.

10. LENDER ADVANCES

Lender may make advances under the mortgage or deed of trust, security agreement or other instrument providing security for this Note, to protect the Lender's interest in any mortgage or deed of trust, security agreement or other instrument providing security for this Note from loss of value or damage. Any money so advanced (including reasonable costs of recovery and attorneys' fees) plus interest at the default rate stated in Section 7 of this Note shall become an obligation due and owing under the terms of this Note immediately upon the date advanced by Lender and is an obligation of Borrower secured by the mortgage or deed of trust, security agreement or other instrument providing security for this Note.

11. GIVING OF NOTICES

Unless applicable law requires a different method, any notice that must be given to Borrower under this Note will be given by delivering it or by mailing it by first class mail to Borrower at the Property Address above or at a different address if Borrower gives Lender a notice of Borrower's different address.

Any notice that must be given to Lender under this Note will be given by delivering it or by mailing it by first class mail to Lender at the address stated in Section 3(B) above or at a different address if Borrower is given a notice of that different address.

12. OBLIGATIONS OF PERSONS UNDER THIS NOTE

If more than one person signs this Note, each person is fully and personally obligated to keep all of the promises made in this Note, including the promise to pay the full amount owed. Any person who is a guarantor, surety or endorser of this Note is also obligated to do these things. Any person who takes over these obligations, including the obligations of a guarantor, surety or endorser of this Note, is also obligated to keep all of the promises made in this Note. Lender may enforce its rights under this Note against each person individually or against all of those persons together. This means that any one of the persons signing this Note may be required to pay all of the amounts owed under this Note.

13. WAIVERS

Borrower and any other person who has obligations under this Note waive the rights of Presentment and Notice of Dishonor. "Presentment" means the right to require Lender to demand payment of amounts due. "Notice of Dishonor" means the right to require Lender to give notice to other persons that amounts due have not been paid.

14. UNIFORM SECURED NOTE

This Note is a uniform instrument with limited variations in some jurisdictions. In addition to the protections given to the Lender under this Note, a Mortgage, Deed of Trust, or Security Deed (the "Security Instrument"), dated the same date as this Note, protects the Lender from possible losses which might result if Borrower does not keep the promises which Borrower makes in this Note. That Security Instrument describes how and under what conditions Borrower may be required to make immediate payment in full of all amounts Borrower owes under this Note. Some of those conditions are described as follows:

> If all or any part of the Property or any Interest in the Property is sold or transferred (or if Borrower is not a natural person and a beneficial interest in Borrower is sold or transferred) without Lender's prior written consent, Lender may require immediate payment in full of all sums secured by this Security Instrument. However, this option shall not be exercised by Lender if such exercise is prohibited by Applicable Law.

[SIGNATURE PAGE FOLLOWS]

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

, Chief Executive Manager.
Signature
Ahmed Helmi, Chief Executive Manager

LP Kirtley Road LLC, a Maryland limited liability company
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

, Chief Executive Manager.
Signature
Ahmed Helmi, Chief Executive Manager

GP Kirtley Road LLC, a Maryland limited liability company
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

, Chief Executive Manager.
Signature
Ahmed Helmi, Chief Executive Manager

Blu Realty, LLC, a Maryland limited liability company

, Chief Executive Manager.
Signature
Ahmed Helmi, Chief Executive Manager

Shepherd Realty Capital, LLC, a District of Columbia limited liability company

, Managing Member
Signature
John Conley, Managing Member

Signature
Ahmed Helmi

Signature
John Conley

This is to certify that this is the Note described in and secured by a Deed of Trust dated **January 24, 2024**, on the Property located in **Madison County**, Virginia.

Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026


CAROL LYNN CALOMIRIS
NOTARY PUBLIC
EXP. 5-31-26
DISTRICT OF COLUMBIA

After Recording Return To:
FBN Finance, LLC
5013 S. Louise Ave., PMB #407
Sioux Falls, SD 57108
Post-Closing
Parcel Identification No.: **33-8A**

Prepared by:
Michael H. Patterson
Peirson Patterson
2310 Interstate 20 West, Suite 100
Arlington, TX 76017-1668

[Space Above This Line For Recording Data]

DEED OF TRUST

Security Agreement, Assignment of Rents and Fixture Filing

The following information, as further defined below, is provided in accordance with Virginia law:
This Deed of Trust is given by **Kirtley Road Property Owner LLC, a Virginia limited liability company**, as Borrower (trustor), to **RGS Title, LLC** , as Trustee, for the benefit of **FBN Finance, LLC** , as beneficiary.

DEFINITIONS
Words used in multiple sections of this document are defined below and other words are defined in certain Sections of this document. Certain rules regarding the usage of words used in this document are also provided in Section 13.

(A) "Security Instrument" means this document, which is dated **January 24, 2024**, together with all Riders to this document.

(B) "Borrower" is **Kirtley Road Property Owner LLC, a Virginia limited liability company**. Borrower is the trustor under this Security Instrument. "Borrower Parties" is Borrower, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley

(C) "Lender" is **FBN Finance, LLC** . Lender is a **limited liability company** organized and existing under the laws of **Delaware.** Lender's address is **5013 S. Louise Ave., PMB #407 Sioux Falls, SD 57108.** Lender is the beneficiary under this Security Instrument.

(D) "Trustee" is **RGS Title, LLC** . Trustee (whether one or more persons) is a Virginia resident and/or a United States- or Virginia-chartered corporation whose principal office is located in Virginia. Trustee's address is **3975 Fair Ridge Drive, Suite 300S, Fairfax, VA 22033.**

(E) "Note" means the promissory note signed by Borrower Parties and dated **January 24, 2024.** The Note states that Borrower Parties owe Lender **Nine Hundred Thirty Six Thousand and 00/100** Dollars (U.S. **$936,000.00)** plus interest. Borrower Parties have promised to pay this debt in regular Periodic Payments and to pay the debt in full not later than **January 1, 2054**.

(F) "**Property**" means the property that is described below under the heading "Transfer of Rights in the Property."

(G) "**Loan**" means the debt evidenced by the Note, plus interest, any prepayment charges and late charges due under the Note, and all sums due under this Security Instrument, plus interest.

(H) "**Riders**" mean all Riders to this Security Instrument that are executed by Borrower. The following Riders are to be executed by Borrower [check box as applicable]:

☐ Irrigation Equipment Rider
☐ Water Rights Rider
☐ Financial Information and Covenants Rider
☐ Permitted Prior Encumbrance Rider
☐ Mortgage Insurance Rider
☒ Adjustable Rate Rider
☐ Other(s):

(I) "**Applicable Law**" means all controlling applicable federal, state and local statutes, regulations, ordinances and administrative rules and orders (that have the effect of law) as well as all applicable final, non-appealable judicial opinions.

(J) "**Electronic Funds Transfer**" means any transfer of funds, other than a transaction originated by check, draft, or similar paper instrument, which is initiated through an electronic terminal, telephonic instrument, computer, or magnetic tape so as to order, instruct, or authorize a financial institution to debit or credit an account. Such term includes, but is not limited to, point-of-sale transfers, automated teller machine transactions, transfers initiated by telephone, wire transfers, and automated clearinghouse transfers.

(K) "**Miscellaneous Proceeds**" means any compensation, settlement, award of damages, or proceeds paid by any third party (other than insurance proceeds paid under the coverages described in Section 4) for: (i) damage to, or destruction of, the Property; (ii) condemnation or other taking of all or any part of the Property; (iii) conveyance in lieu of condemnation; or (iv) misrepresentations of, or omissions as to, the value and/or condition of the Property.

(L) "**Periodic Payment**" means the regularly scheduled amount due for principal and interest under the Note.

(M) "**Successor in Interest of Borrower**" means any party that has taken title to the Property, whether or not that party has assumed Borrower's obligations under the Note and/or this Security Instrument.

TRANSFER OF RIGHTS IN THE PROPERTY

This Security Instrument secures to Lender: (i) the repayment of the Loan, and all renewals, extensions and modifications of the Note; and (ii) the performance of Borrower's covenants and agreements under this Security Instrument and the Note. For this purpose, Borrower irrevocably grants and conveys to Trustee, in trust, with power of sale, the following described property located in the **County** [Type of Recording Jurisdiction] of **Madison** [Name of Recording Jurisdiction]:

See Exhibit "A" attached hereto and made a part hereof.
which currently has the address of
+/-183.2 Acres of Agricultural Land
Madison County, Virginia
("Property Address"):

subject only to those matters set forth in the Permitted Prior Encumbrance Rider, if said rider is attached (hereafter

"Permitted Prior Encumbrances");

TOGETHER WITH all buildings, improvements, equipment, fixtures and permanent plantings located therein or thereon or appurtenant thereto, and all additions, replacements, and improvements hereafter made thereto or placed therein or thereon; all rights-of-way, easements, rents, issues, profits, income, proceeds and general intangibles there from, tenements, hereditaments, remainders, reversions, privileges and appurtenances thereunto belonging, however evidenced which are used or enjoyed in connection with the real property now or hereafter owned or belonging to the same or which hereafter may be acquired and so used or enjoyed;

TOGETHER WITH all water and water rights now owned or hereafter acquired by Borrower and howsoever evidenced, including but not limited to any water rights specifically described in the Water Rights Rider if said rider is attached hereto, whether such water and water rights are riparian, appropriative or otherwise and whether or not appurtenant to the real property, along with all ditch and ditch rights and any shares of stock, licenses, permits and contracts evidencing such water or ditch rights, and all wells, reservoirs, dams, embankments or fixtures relating thereto;

TOGETHER WITH all personal property, including all windmills, pumps, irrigation equipment, motors, engines, and devices of every kind now or hereafter used for or in connection with the irrigation of the real property, or for stock watering or domestic purposes thereon, and all grain bins and storage bins, which are owned by Borrower and which are located on the real property in **Madison** County, **Virginia**, described above together with all additional accessions, replacements, improvements, repairs and substitutions to said property and the proceeds thereof and all other fixtures now or hereafter located upon the real property, all of which are declared to be appurtenant to said real property, or incident to the ownership thereof, or used in connection therewith;

TOGETHER WITH all judgments, awards of damages, settlements and payments or security (i) hereafter made as a result of or in lieu of any taking of all or any part of the real property under the power of eminent domain or for any damage to the real property and/or the improvements located thereon, or any part thereof, and (ii) hereafter made for any damage to the real property and/or the improvements located thereon, or any part thereof resulting from exercise of or attempted exercise of mining rights or claims, however reserved or asserted, and resulting from the disturbance of any of the surface of the real property. Borrower does hereby covenant and agree that Borrower will not give such consent as may be required of the owner for mining or other surface disturbance by the terms of any patent, deed, statute, law or otherwise, without the prior written consent of Lender;

TOGETHER WITH all proceeds of and any unearned premiums on any insurance policies covering the real property and/or the improvements located thereon, including, without limitation, the right to receive and apply the proceeds of any insurance judgments, or settlements made in lieu thereof, for damage to the real property and/or the improvements located thereon or the indebtedness secured thereby;

TOGETHER WITH all contract rights, chattel paper, documents, accounts and general intangibles, rights to performance, entitlement to payment in cash or in kind, or any other benefits under any current or future governmental program which pertain to the real property, whether now or hereafter existing or acquired;

TOGETHER WITH all cash and noncash proceeds of the conversion, voluntary or involuntary, of any of the foregoing;

TOGETHER WITH any and all of Borrower's right, title, and/or interest in any and all system memberships and/or ownership certificates in any non-municipal water sewer systems now or in the future serving said property.

All replacements and additions shall also be covered by this Security Instrument.

All of the foregoing is referred to in this Security Instrument as the "Property."

BORROWER COVENANTS that Borrower is lawfully seised of the estate hereby conveyed and has the right to grant and convey the Property and that the Property is unencumbered, except for encumbrances of record and specifically those permitted prior encumbrances, if any, set forth in the Permitted Prior Encumbrances Rider if said rider is attached to this Security Instrument. Borrower warrants and will defend generally the title to the Property against all claims and demands, subject to any encumbrances of record.

THIS SECURITY INSTRUMENT combines uniform covenants for national use and non-uniform covenants with limited variations by jurisdiction to constitute a uniform security instrument covering real property, fixtures, and certain personal property.

UNIFORM COVENANTS. Borrower and Lender covenant and agree as follows:

1. **Payment of Principal, Interest, Prepayment Charges, Yield Maintenance Premiums and Late Charges.** Borrower shall pay when due the principal of, and interest on, the debt evidenced by the Note and any yield maintenance premiums, any prepayment charges and late charges due under the Note. Payments due under the Note and this Security Instrument shall be made in U.S. currency. However, if any check or other instrument received by Lender as payment under the Note or this Security Instrument is returned to Lender unpaid, Lender may require that any or all subsequent payments due under the Note and this Security Instrument be made in one or more of the following forms, as selected by Lender: (a) cash; (b) money order; (c) certified check, bank check, treasurer's check or cashier's check, provided any such check is drawn upon an institution whose deposits are insured by a federal agency, instrumentality, or entity; or (d) Electronic Funds Transfer.

Payments are deemed received by Lender when received at the location designated in the Note or at such other location as may be designated by Lender in accordance with the notice provisions in Section 12. Lender may return any payment or partial payment if the payment or partial payment is insufficient to bring the Loan current. Lender may accept any payment or partial payment insufficient to bring the Loan current, without waiver of any rights hereunder or prejudice to its rights to refuse such payment or partial payment in the future, but Lender is not obligated to apply such payments at the time such payments are accepted Lender may hold such unapplied funds until Borrower makes payment to bring the Loan current. If Borrower does not do so within a reasonable period of time, Lender shall either apply such funds or return them to Borrower. If not applied earlier, such funds will be applied to the outstanding principal balance under the Note immediately prior to foreclosure. No offset or claim which Borrower might have now or in the future against Lender shall relieve Borrower from making payments due under the Note and this Security Instrument or performing the covenants and agreements secured by this Security Instrument.

2. **Application of Payments or Proceeds.** Unless required by Applicable Law, payments will be applied first to collection expenses and protective advances under this Security Instrument, second to accrued unpaid interest, third to principal, and finally to late charges. Such payments shall be applied to each Periodic Payment in the order in which it became due.

If Lender receives a payment from Borrower for a delinquent Periodic Payment which includes a sufficient amount to pay any late charge due, the payment may be applied to the delinquent payment and the late charge. If more than one Periodic Payment is outstanding, Lender may apply any payment received from Borrower to the repayment of the Periodic Payments if, and to the extent that, each payment can be paid in full. To the extent that any excess exists after the payment is applied to the full payment of one or more Periodic Payments, such excess may be applied to any late charges due. Voluntary prepayments shall be applied first to any prepayment charges and then as described in the Note.

Any application of payments, insurance proceeds, or Miscellaneous Proceeds to principal due under the Note shall not extend or postpone the due date, or change the amount, of the Periodic Payments.

3. **Charges; Liens.** Borrower shall pay all taxes, assessments, charges, fines, and impositions attributable to the Property which can attain priority over this Security Instrument, leasehold payments or ground rents on the Property, if any.

Borrower shall promptly discharge any lien which has priority over this Security Instrument unless Borrower: (a) agrees in writing to the payment of the obligation secured by the lien in a manner acceptable to Lender, but only so long as Borrower is performing such agreement; (b) contests the lien in good faith by, or defends against enforcement of the lien in, legal proceedings which in Lender's opinion operate to prevent the enforcement of the lien while those proceedings are pending, but only until such proceedings are concluded; or (c) secures from the holder of the lien an agreement satisfactory to Lender subordinating the lien to this Security Instrument. If Lender determines that any part of the Property is subject to a lien which can attain priority over this Security Instrument, Lender may give Borrower a notice identifying the lien. Within 10 days of the date on which that notice is given, Borrower shall satisfy the lien or take one or more of the actions set forth above in this Section 3.

Lender may require Borrower to pay a one-time charge for a real estate tax verification and/or reporting service used by Lender in connection with this Loan.

4. **Property Insurance.** Borrower shall keep the improvements now existing or hereafter erected on the Property insured against loss by fire, hazards included within the term "extended coverage," and any other hazards including, but not limited to, earthquakes and floods, for which Lender requires insurance. This insurance shall be maintained in the amounts (including deductible levels) and for the periods that Lender requires. What Lender requires pursuant to the preceding sentences can change during the term of the Loan. The insurance carrier providing the insurance shall be chosen by Borrower subject to Lender's right to disapprove Borrower's choice, which right shall not be exercised unreasonably. Lender may require Borrower to pay, in connection with this Loan, either: (a) a one-time charge for flood zone determination, certification and tracking services; or (b) a one-time charge for flood zone determination and certification services and subsequent charges each time remappings or similar changes occur which reasonably might affect such determination or certification. Borrower shall also be responsible for the payment of any fees imposed by the Federal Emergency Management Agency in connection with the review of any flood zone determination resulting from an objection by Borrower.

If Borrower fails to maintain any of the coverages described above, such failure shall constitute a default under the terms of this Security Instrument and the Loan. Lender may obtain insurance coverage, at Lender's option and Borrower's expense. Lender is under no obligation to purchase any particular type or amount of coverage. Therefore, such coverage shall cover Lender, but might or might not protect Borrower, Borrower's equity in the Property, or the contents of the Property, against any risk, hazard or liability and might provide greater or lesser coverage than was previously in effect. Borrower acknowledges that the cost of the insurance coverage so obtained might significantly exceed the cost of insurance that Borrower could have obtained. Any amounts disbursed by Lender under this Section 4 shall become additional debt of Borrower secured by this Security Instrument. These amounts shall bear interest at the Note rate from the date of disbursement and shall be payable, with such interest, upon notice from Lender to Borrower requesting payment.

All insurance policies required by Lender and renewals of such policies shall be subject to Lender's right to disapprove such policies, shall include a standard mortgage clause, and shall name Lender as mortgagee and/or as an additional loss payee. Lender shall have the right to hold the policies and renewal certificates. If Lender requires, Borrower shall promptly give to Lender all receipts of paid premiums and renewal notices. If Borrower obtains any form of insurance coverage, not otherwise required by Lender, for damage to, or destruction of, the Property, such policy shall include a standard mortgage clause and shall name Lender as mortgagee and/or as an additional loss payee.

In the event of loss, Borrower shall give prompt notice to the insurance carrier and Lender. Lender may make proof of loss if not made promptly by Borrower. Unless Lender and Borrower otherwise agree in writing, any insurance proceeds, whether or not the underlying insurance was required by Lender, shall be applied to restoration or repair of the Property, if the restoration or repair is economically feasible and Lender's security is not lessened. During such repair and restoration period, Lender shall have the right to hold such insurance proceeds until Lender has had an opportunity to inspect such Property to ensure the work has been completed to Lender's satisfaction, provided that such inspection shall be undertaken promptly. Lender may disburse proceeds for the repairs and restoration in a single payment or in a series of progress payments as the work is completed. Unless an agreement is made in writing or Applicable Law requires interest to be paid on such insurance proceeds, Lender shall not be required to pay Borrower any interest or earnings on such proceeds. Fees for public adjusters, or other third parties, retained by Borrower shall not be paid out of the insurance proceeds and shall be the sole obligation of Borrower. If the restoration or repair is not economically feasible or Lender's security would be lessened, the insurance proceeds shall be applied to the sums secured by this Security Instrument, whether or not then due, with the excess, if any, paid to Borrower. Such insurance proceeds shall be applied in the order provided for in Section 2.

If Borrower abandons the Property, Lender may file, negotiate and settle any available insurance claim and related matters. If Borrower does not respond within 30 days to a notice from Lender that the insurance carrier has offered to settle a claim, then Lender may negotiate and settle the claim. The 30-day period will begin when the notice is given. In either event, or if Lender acquires the Property under Section 25 or otherwise, Borrower hereby assigns to Lender (a) Borrower's rights to any insurance proceeds in an amount not to exceed the amounts unpaid under the Note or this Security Instrument, and (b) any other of Borrower's rights (other than the right to any refund of unearned premiums paid by Borrower) under all insurance policies covering the Property, insofar as such rights are applicable to the coverage of the Property. Lender may use the insurance proceeds either to repair or restore the Property or to pay amounts unpaid under the Note or this Security Instrument, whether or not then due.

5. **Preservation, Maintenance and Protection of the Property; Inspections.** Borrower shall not destroy, damage or impair the Property, allow the Property to deteriorate or commit waste on the Property. Borrower shall maintain the Property in order to prevent the Property from deteriorating or decreasing in value due to its condition. Unless it is determined pursuant to Section 4 that repair or restoration is not economically feasible, Borrower shall promptly repair the Property if damaged to avoid further deterioration or damage. If insurance or condemnation proceeds are paid in connection with damage to, or the taking of, the Property, Borrower shall be responsible for repairing or restoring the Property only if Lender has released proceeds for such purposes. Lender may disburse proceeds for the repairs and restoration in a single payment or in a series of progress payments as the work is completed. If the insurance or condemnation proceeds are not sufficient to repair or restore the Property, Borrower is not relieved of Borrower's obligation for the completion of such repair or restoration.

Borrower will operate the Property in a good and workmanlike manner and in accordance with all Applicable Law and will pay all fees and charges of any kind in connection therewith. Borrower will use good farming and animal husbandry practices.

Lender or its agent may make reasonable entries upon and inspections of the Property. If it has reasonable cause, Lender may inspect the interior of the improvements on the Property. Lender shall give Borrower notice at the time of or prior to such an interior inspection specifying such reasonable cause.

6. **Borrower's Loan Application.** Borrower shall be in default if, during the Loan application process, Borrower or any persons or entities acting at the direction of Borrower or with Borrower's knowledge or consent gave materially false, misleading, or inaccurate information or statements to Lender (or failed to provide Lender with material information) in connection with the Loan.

7. **Protection of Lender's Interest in the Property and Rights Under this Security Instrument.** If (a) Borrower fails to perform the covenants and agreements contained in this Security Instrument, (b) there is a legal proceeding that might significantly affect Lender's interest in the Property and/or rights under this Security Instrument (such as a proceeding in bankruptcy, probate, for condemnation or forfeiture, for enforcement of a lien which may attain priority over this Security Instrument or to enforce laws or regulations), or (c) Borrower has abandoned the Property, then Lender may do and pay for whatever is reasonable or appropriate to protect Lender's interest in the Property and rights under this Security Instrument, including protecting and/or assessing the value of the Property, and securing and/or repairing the Property. Lender's actions can include, but are not limited to: (a) paying any sums secured by a lien which has priority over this Security Instrument; (b) appearing in court; (c) paying reasonable attorneys' fees to protect its interest in the Property and/or rights under this Security Instrument, including its secured position in a bankruptcy proceeding, (d) perform any farming operations related to the planting, growing, maintenance, and harvesting of crops located on the Property, and (e) perform any ranching operations related to any animals located on the Property. Securing the Property includes, but is not limited to, entering the Property to make repairs, change locks, replace or board up doors and windows, drain water from pipes, eliminate building or other code violations or dangerous conditions, and have utilities turned on or off. Although Lender may take action under this Section 7, Lender does not have to do so and is not under any duty or obligation to do so. It is agreed that Lender incurs no liability for not taking any or all actions authorized under this Section 7. Lender may perform these or any other actions it deems necessary in Lender's sole discretion to preserve the value of the Property, and/or assign to others the right to do same on behalf of Lender. Lender may make advances under this security instrument or other instrument providing security for the Note, to protect the Lender's interest in this security instrument or other instrument providing security for the Note from loss of value or damage. Any money so advanced (including reasonable costs of recovery and attorneys' fees) plus interest at the default rate indicated in the Note shall become an obligation due and owing under the terms of the Note immediately upon the date advanced by Lender and is an obligation of the Borrower secured by the security instrument or other instrument providing security for the Note.

Any amounts disbursed by Lender under this Section 7 shall become additional debt of Borrower secured by this Security Instrument. These amounts shall bear interest at the Note rate from the date of disbursement and shall be payable, with such interest, upon notice from Lender to Borrower requesting payment.

If this Security Instrument is on a leasehold, Borrower shall comply with all the provisions of the lease. Borrower shall not surrender the leasehold estate and interests herein conveyed or terminate or cancel the ground lease.

Borrower shall not, without the express written consent of Lender, alter or amend the ground lease. If Borrower acquires fee title to the Property, the leasehold and the fee title shall not merge unless Lender agrees to the merger in writing.

8. Assignment of Miscellaneous Proceeds; Forfeiture. All Miscellaneous Proceeds are hereby assigned to and shall be paid to Lender.

If the Property is damaged, such Miscellaneous Proceeds shall be applied to restoration or repair of the Property, if the restoration or repair is economically feasible and Lender's security is not lessened. During such repair and restoration period, Lender shall have the right to hold such Miscellaneous Proceeds until Lender has had an opportunity to inspect such Property to ensure the work has been completed to Lender's satisfaction, provided that such inspection shall be undertaken promptly. Lender may pay for the repairs and restoration in a single disbursement or in a series of progress payments as the work is completed. Unless an agreement is made in writing or Applicable Law requires interest to be paid on such Miscellaneous Proceeds, Lender shall not be required to pay Borrower any interest or earnings on such Miscellaneous Proceeds. If the restoration or repair is not economically feasible or Lender's security would be lessened, the Miscellaneous Proceeds shall be applied to the sums secured by this Security Instrument, whether or not then due, with the excess, if any, paid to Borrower. Such Miscellaneous Proceeds shall be applied in the order provided for in Section 2.

In the event of a total taking, destruction, or loss in value of the Property, the Miscellaneous Proceeds shall be applied to the sums secured by this Security Instrument, whether or not then due, with the excess, if any, paid to Borrower.

In the event of a partial taking, destruction, or loss in value of the Property in which the fair market value of the Property immediately before the partial taking, destruction, or loss in value is equal to or greater than the amount of the sums secured by this Security Instrument immediately before the partial taking, destruction, or loss in value, unless Borrower and Lender otherwise agree in writing, the sums secured by this Security Instrument shall be reduced by the amount of the Miscellaneous Proceeds multiplied by the following fraction: (a) the total amount of the sums secured immediately before the partial taking, destruction, or loss in value divided by (b) the fair market value of the Property immediately before the partial taking, destruction, or loss in value. Any balance shall be paid to Borrower.

In the event of a partial taking, destruction, or loss in value of the Property in which the fair market value of the Property immediately before the partial taking, destruction, or loss in value is less than the amount of the sums secured immediately before the partial taking, destruction, or loss in value, unless Borrower and Lender otherwise agree in writing, the Miscellaneous Proceeds shall be applied to the sums secured by this Security Instrument whether or not the sums are then due.

If the Property is abandoned by Borrower, or if, after notice by Lender to Borrower that the Opposing Party (as defined in the next sentence) offers to make an award to settle a claim for damages, Borrower fails to respond to Lender within 30 days after the date the notice is given, Lender is authorized to collect and apply the Miscellaneous Proceeds either to restoration or repair of the Property or to the sums secured by this Security Instrument, whether or not then due. "Opposing Party" means the third party that owes Borrower Miscellaneous Proceeds or the party against whom Borrower has a right of action in regard to Miscellaneous Proceeds.

Borrower shall be in default if any action or proceeding, whether civil or criminal, is begun that, in Lender's judgment, could result in forfeiture of the Property or other material impairment of Lender's interest in the Property or rights under this Security Instrument. Borrower can cure such a default and, if acceleration has occurred, reinstate as provided in Section 16, by causing the action or proceeding to be dismissed with a ruling that, in Lender's judgment, precludes forfeiture of the Property or other material impairment of Lender's interest in the Property or rights under this Security Instrument. The proceeds of any award or claim for damages that are attributable to the impairment of Lender's interest in the Property are hereby assigned and shall be paid to Lender.

All Miscellaneous Proceeds that are not applied to restoration or repair of the Property shall be applied in the order provided for in Section 2.

9. Borrower Not Released; Forbearance By Lender Not a Waiver. Extension of the time for payment or modification of amortization of the sums secured by this Security Instrument granted by Lender to Borrower or any Successor in Interest of Borrower shall not operate to release the liability of Borrower or any Successors in Interest of Borrower. Lender shall not be required to commence proceedings against any Successor in Interest of Borrower or to refuse to extend time for payment or otherwise modify amortization of the sums secured by this Security Instrument by reason of any demand made by the original Borrower or any Successors in Interest of Borrower. Any forbearance by

Lender in exercising any right or remedy including, without limitation, Lender's acceptance of payments from third persons, entities or Successors in Interest of Borrower or in amounts less than the amount then due, shall not be a waiver of or preclude the exercise of any right or remedy.

10. Joint and Several Liability; Co-signers; Successors and Assigns Bound. Borrower covenants and agrees that Borrower's obligations and liability shall be joint and several. However, any Borrower who co-signs this Security Instrument but does not execute the Note (a "co-signer"): (a) is co-signing this Security Instrument only to mortgage, grant and convey the co-signer's interest in the Property under the terms of this Security Instrument; (b) is not personally obligated to pay the sums secured by this Security Instrument; and (c) agrees that Lender and any other Borrower can agree to extend, modify, forbear or make any accommodations with regard to the terms of this Security Instrument or the Note without the co-signer's consent.

Subject to the provisions of Section 15, any Successor in Interest of Borrower who assumes Borrower's obligations under this Security Instrument in writing, and is approved by Lender, shall obtain all of Borrower's rights and benefits under this Security Instrument. Borrower shall not be released from Borrower's obligations and liability under this Security Instrument unless Lender agrees to such release in writing. The covenants and agreements of this Security Instrument shall bind (except as provided in Section 17) and benefit the successors and assigns of Lender.

11. Loan Charges. Lender may charge Borrower fees for services performed in connection with Borrower's default, for the purpose of protecting Lender's interest in the Property and rights under this Security Instrument, including, but not limited to, attorneys' fees, property inspection and valuation fees. In regard to any other fees, the absence of express authority in this Security Instrument to charge a specific fee to Borrower shall not be construed as a prohibition on the charging of such fee. Lender may not charge fees that are expressly prohibited by this Security Instrument or by Applicable Law.

If the Loan is subject to a law which sets maximum loan charges, and that law is finally interpreted so that the interest or other loan charges collected or to be collected in connection with the Loan exceed the permitted limits, then: (a) any such loan charge shall be reduced by the amount necessary to reduce the charge to the permitted limit; and (b) any sums already collected from Borrower which exceeded permitted limits will be refunded to Borrower. Lender may choose to make this refund by reducing the principal owed under the Note or by making a direct payment to Borrower. If a refund reduces principal, the reduction will be treated as a partial prepayment without any prepayment charge (whether or not a prepayment charge is provided for under the Note). Borrower's acceptance of any such refund made by direct payment to Borrower will constitute a waiver of any right of action Borrower might have arising out of such overcharge.

12. Notices. All notices given by Borrower or Lender in connection with this Security Instrument must be in writing. Any notice to Borrower in connection with this Security Instrument shall be deemed to have been given to Borrower when mailed by first class mail or when actually delivered to Borrower's notice address if sent by other means. Notice to any one Borrower shall constitute notice to all Borrowers unless Applicable Law expressly requires otherwise. The notice address shall be the Property Address unless Borrower has designated a substitute notice address by notice to Lender. Borrower shall promptly notify Lender of Borrower's change of address. If Lender specifies a procedure for reporting Borrower's change of address, then Borrower shall only report a change of address through that specified procedure. There may be only one designated notice address under this Security Instrument at any one time. Any notice to Lender shall be given by delivering it or by mailing it by first class mail to Lender's address stated herein unless Lender has designated another address by notice to Borrower. Any notice in connection with this Security Instrument shall not be deemed to have been given to Lender until actually received by Lender. If any notice required by this Security Instrument is also required under Applicable Law, the Applicable Law requirement will satisfy the corresponding requirement under this Security Instrument.

13. Governing Law; Severability; Rules of Construction. This Security Instrument shall be governed by federal law and the law of the jurisdiction in which the Property is located. All rights and obligations contained in this Security Instrument are subject to any requirements and limitations of Applicable Law. Applicable Law might explicitly or implicitly allow the parties to agree by contract or it might be silent, but such silence shall not be construed as a prohibition against agreement by contract. In the event that any provision or clause of this Security Instrument or the Note conflicts with Applicable Law, such conflict shall not affect other provisions of this Security Instrument or the Note which can be given effect without the conflicting provision.

As used in this Security Instrument: (a) words of the masculine gender shall mean and include corresponding neuter words or words of the feminine gender; (b) words in the singular shall mean and include the plural and vice versa;

and (c) the word "may" gives sole discretion without any obligation to take any action.

14. Borrower's Copy. Borrower shall be given one copy of the Note and of this Security Instrument.

15. Transfer of the Property or a Beneficial Interest in Borrower. As used in this Section 15, "Interest in the Property" means any legal or beneficial interest in the Property, including, but not limited to, those beneficial interests transferred in a bond for deed, contract for deed, installment sales contract or escrow agreement, the intent of which is the transfer of title by Borrower at a future date to a purchaser.

If all or any part of the Property or any Interest in the Property is sold or transferred (or if Borrower is not a natural person and a beneficial interest in Borrower is sold or transferred) without Lender's prior written consent, Lender may require immediate payment in full of all sums secured by this Security Instrument. However, this option shall not be exercised by Lender if such exercise is prohibited by Applicable Law.

If Lender exercises this option, Lender shall give Borrower notice of acceleration. The notice shall provide a period of not less than 30 days from the date the notice is given in accordance with Section 12 within which Borrower must pay all sums secured by this Security Instrument. If Borrower fails to pay these sums prior to the expiration of this period, Lender may invoke any remedies permitted by this Security Instrument without further notice or demand on Borrower.

16. Borrower's Right to Reinstate After Acceleration. If Borrower meets certain conditions, Borrower shall have the right to have enforcement of this Security Instrument discontinued at any time prior to the earliest of: (a) five days before sale of the Property pursuant to any power of sale contained in this Security Instrument; (b) such other period as Applicable Law might specify for the termination of Borrower's right to reinstate; or (c) entry of a judgment enforcing this Security Instrument. Those conditions are that Borrower: (a) pays Lender all sums which then would be due under this Security Instrument and the Note as if no acceleration had occurred; (b) cures any default of any other covenants or agreements; (c) pays all expenses incurred in enforcing this Security Instrument, including, but not limited to, reasonable attorneys' fees, property inspection and valuation fees, and other fees incurred for the purpose of protecting Lender's interest in the Property and rights under this Security Instrument; and (d) takes such action as Lender may reasonably require to assure that Lender's interest in the Property and rights under this Security Instrument, and Borrower's obligation to pay the sums secured by this Security Instrument, shall continue unchanged. Lender may require that Borrower pay such reinstatement sums and expenses in one or more of the following forms, as selected by Lender: (a) cash; (b) money order; (c) certified check, bank check, treasurer's check or cashier's check, provided any such check is drawn upon an institution whose deposits are insured by a federal agency, instrumentality or entity; or (d) Electronic Funds Transfer. Upon reinstatement by Borrower, this Security Instrument and obligations secured hereby shall remain fully effective as if no acceleration had occurred. However, this right to reinstate shall not apply in the case of acceleration under Section 15.

17. Sale of Note; Change of Loan Servicer; Notice of Grievance. The Note or a partial interest in the Note (together with this Security Instrument) can be sold one or more times without prior notice to Borrower.

Neither Borrower nor Lender may commence, join, or be joined to any judicial action (as either an individual litigant or the member of a class) that arises from the other party's actions pursuant to this Security Instrument or that alleges that the other party has breached any provision of, or any duty owed by reason of, this Security Instrument, until such Borrower or Lender has notified the other party (with such notice given in compliance with the requirements of Section 12) of such alleged breach and afforded the other party hereto a reasonable period after the giving of such notice to take corrective action. If Applicable Law provides a time period which must elapse before certain action can be taken, that time period will be deemed to be reasonable for purposes of this paragraph. The notice of acceleration and opportunity to cure given to Borrower pursuant to Section 25 and the notice of acceleration given to Borrower pursuant to Section 15 shall be deemed to satisfy the notice and opportunity to take corrective action provisions of this Section 17.

18. Hazardous Substances. As used in this Section 18: (a) "Hazardous Substances" are those substances defined as toxic or hazardous substances, pollutants, or wastes by Environmental Law and the following substances: gasoline, kerosene, other flammable or toxic petroleum products, toxic pesticides and herbicides, volatile solvents, materials containing asbestos or formaldehyde, and radioactive materials; (b) "Environmental Law" means federal laws and laws of the jurisdiction where the Property is located that relate to health, safety or environmental protection; (c) "Environmental Cleanup" includes any response action, remedial action, or removal action, as defined in Environmental Law; and (d) an "Environmental Condition" means a condition that can cause, contribute to, or otherwise trigger an Environmental Cleanup.

Borrower shall not cause or permit the presence, use, disposal, storage, or release of any Hazardous Substances, or threaten to release any Hazardous Substances, on or in the Property. Borrower shall not do, nor allow anyone else to do, anything affecting the Property (a) that is in violation of any Environmental Law, (b) which creates an Environmental Condition, or (c) which, due to the presence, use, or release of a Hazardous Substance, creates a condition that adversely affects the value of the Property. The preceding two sentences shall not apply to the presence, use, or storage on the Property of small quantities of Hazardous Substances that are generally recognized to be appropriate to normal residential uses and to maintenance of the Property (including, but not limited to, hazardous substances in consumer products).

Borrower shall promptly give Lender written notice of (a) any investigation, claim, demand, lawsuit or other action by any governmental or regulatory agency or private party involving the Property and any Hazardous Substance or Environmental Law of which Borrower has actual knowledge, (b) any Environmental Condition, including but not limited to, any spilling, leaking, discharge, release or threat of release of any Hazardous Substance, and (c) any condition caused by the presence, use or release of a Hazardous Substance which adversely affects the value of the Property. If Borrower learns, or is notified by any governmental or regulatory authority, or any private party, that any removal or other remediation of any Hazardous Substance affecting the Property is necessary, Borrower shall promptly take all necessary remedial actions in accordance with Environmental Law. Nothing herein shall create any obligation on Lender for an Environmental Cleanup.

19. **Additional Property Subject To The Security Instrument.** This Security Instrument also constitutes a security agreement within the meaning of the Uniform Commercial Code as adopted in the State of **Virginia** (the "UCC"). In addition to the Property described in the Security Instrument, the following items now or hereafter attached to the Property to the extent they are fixtures are added to the Property description, and shall also constitute the Property covered by the Security Instrument: building materials, appliances and goods of every nature whatsoever now or hereafter located in, on, or used, or intended to be used in connection with the Property, including, but not limited to, those for the purposes of supplying or distributing heating, cooling, electricity, gas, water, air and light, fire prevention and extinguishing apparatus, security and access control apparatus, plumbing, bath tubs, water heaters, water closets, sinks, ranges, stoves, refrigerators, dishwashers, disposals, washers, dryers, awnings, storm windows, storm doors, screens, blinds, shades, curtains and curtain rods, attached mirrors, cabinets, paneling, attached floor coverings, irrigation pipes and pumps, livestock fencing and pens, windmills and related equipment and pumps, grain bins and storage bins and specifically: **None**, all of which, including replacements and additions thereto, shall be deemed to be and remain a part of the Property covered by the Security Instrument. All of the foregoing together with the Property described in the Security Instrument (or the leasehold estate if the Security Instrument is on a leasehold) are referred to in this Security Instrument as the "Property."

20. **Fixture Filing.** This Security Instrument constitutes a "fixture filing" for the purposes of the UCC against all of the Property which is or is to become fixtures per the UCC.

21. **Use of Property; Compliance With Law.** Borrower shall not seek, agree to or make a change in the use of the Property or its zoning classification, unless Lender has agreed in writing to the change. Borrower shall comply with all laws, ordinances, regulations and requirements of any governmental body applicable to the Property.

22. **Assignment of Leases.** Upon Lender's request after default, Borrower shall assign to Lender all leases of the Property and all security deposits made in connection with leases of the Property. Upon the assignment, Lender shall have the right to modify, extend or terminate the existing leases and to execute new leases, in Lender's sole discretion. As used in this paragraph , the word "lease" shall mean "sublease" if the Security Instrument is on a leasehold.

23. **Assignment of Rents; Appointment of Receiver; Lender In Possession.** Borrower absolutely and unconditionally assigns and transfers to Lender all the rents and revenues ("Rents") of the Property, regardless of to whom the Rents of the Property are payable. Borrower authorizes Lender or Lender's agents to collect the Rents, and agrees that each tenant of the Property shall pay the Rents to Lender or Lender's agents. However, Borrower shall receive the Rents until (i) Lender has given Borrower notice of default pursuant to Sections 12 and 25 of the Security Instrument and (ii) Lender has given notice to the tenant(s) that the Rents are to be paid to Lender or Lender's agent. This assignment of Rents constitutes an absolute assignment and not an assignment for additional security only.

If Lender gives notices of default to Borrower: (i) all Rents received by Borrower shall be held by Borrower as trustee for the benefit of Lender only, to be applied to the sums secured by the Security Instrument; (ii) Lender shall be entitled to collect and receive all of the Rents of the Property; (iii) Borrower agrees that each tenant of the Property shall pay all Rents due and unpaid to Lender or Lender's agents upon Lender's written demand to the tenant; (iv) unless applicable law provides otherwise, all Rents collected by Lender or Lender's agents shall be applied first to the costs of taking control of and managing the Property and collecting the Rents, including, but not limited to, attorneys' fees, receiver's fees, premiums on receiver's bonds, repair and maintenance costs, insurance premiums, taxes, assessments and other charges on the Property, and then to the sums secured by the Security Instrument; (v) Lender, Lender's agents or any judicially appointed receiver shall be liable to account for only those Rents actually received; and (vi) Lender shall be entitled to have a receiver appointed to take possession of and manage the Property and collect the Rents and profits derived from the Property without any showing as to the inadequacy of the Property as security.

If the Rents of the Property are not sufficient to cover the costs of taking control of and managing the Property and of collecting the Rents any funds expended by Lender for such purposes shall become indebtedness of Borrower to Lender secured by the Security Instrument pursuant to Section 7 of the Security Instrument.

Borrower represents and warrants that Borrower has not executed any prior assignment of the Rents and has not performed, and will not perform, any act that would prevent Lender from exercising its rights under this paragraph.

Lender, or Lender's agents or a judicially appointed receiver, shall not be required to enter upon, take control of or maintain the Property before or after giving notice of default to Borrower. However, Lender, or Lender's agents or a judicially appointed receiver, may do so at any time when a default occurs. Any application of Rents shall not cure or waive any default or invalidate any other right or remedy of Lender. This assignment of Rents of the Property shall terminate when all the sums secured by the Security Instrument are paid in full.

24. Cross-Default Provision. Borrower's default or breach under any note or agreement in which Lender has an interest shall be a breach under the Security Instrument and Lender may invoke any of the remedies permitted by the Security Instrument.

NON-UNIFORM COVENANTS. Borrower and Lender further covenant and agree as follows:

25. Acceleration; Remedies. Lender shall give notice to Borrower prior to acceleration following Borrower's breach of any covenant or agreement in this Security Instrument (but not prior to acceleration under Section 15 unless Applicable Law provides otherwise). The notice shall specify: (a) the default; (b) the action required to cure the default; (c) a date, not less than 30 days from the date the notice is given to Borrower, by which the default must be cured; and (d) that failure to cure the default on or before the date specified in the notice may result in acceleration of the sums secured by this Security Instrument and sale of the Property. The notice shall further inform Borrower of the right to reinstate after acceleration and the right to bring a court action to assert the non-existence of a default or any other defense of Borrower to acceleration and sale. If the default is not cured on or before the date specified in the notice, Lender at its option may require immediate payment in full of all sums secured by this Security Instrument without further demand and may invoke the power of sale and any other remedies permitted by Applicable Law. Lender shall be entitled to collect all expenses incurred in pursuing the remedies provided in this Section 25, including, but not limited to, reasonable attorneys' fees and costs of title evidence.

If Lender invokes the power of sale, Lender or Trustee shall give to Borrower, the owner of the Property, and all other persons, notice of sale as required by Applicable Law. Trustee shall give public notice of sale by advertising, in accordance with Applicable Law, once a week for two successive weeks in a newspaper having general circulation in the county or city in which any part of the Property is located, and by such additional or any different form of advertisement the Trustee deems advisable. Trustee may sell the Property on the eighth day after the first advertisement or any day thereafter, but not later than 30 days following the last advertisement. Trustee, without demand on Borrower, shall sell the Property at public auction to the highest bidder at the time and place and under the terms designated in the notice of sale in one or more parcels and in any order Trustee determines. Trustee may postpone sale of all or any parcel of the Property by advertising in accordance with Applicable Law. Lender or its designee may purchase the Property at any sale.

Trustee shall deliver to the purchaser Trustee's deed conveying the Property with special warranty of title. The recitals in the Trustee's deed shall be prima facie evidence of the truth of the statements made therein. Trustee shall apply the proceeds of the sale in the following order: (a) to discharge the expenses of executing the trust, including a reasonable commission to Trustee; (b) to discharge all taxes, levies, and assessment, with costs and interest if these costs have priority over the lien of this Security Instrument, including the due pro rata thereof for the current year; (c) to discharge in the order of their priority, if any, the remaining debts and obligations secured by this Security Instrument, and any liens of record inferior to this Security Instrument under which sale is made, with lawful interest; and, (d) the residue of the proceeds shall be paid to Borrower or Borrower's assigns. Trustee shall not be required to take possession of the Property prior to the sale thereof or to deliver possession of the Property to the purchaser at the sale.

26. **Release.** Upon payment of all sums secured by this Security Instrument, Lender shall request Trustee to release this Security Instrument and shall surrender all notes evidencing debt secured by this Security Instrument to Trustee. Trustee shall release this Security Instrument. Borrower shall pay any recordation costs. Lender may charge Borrower a fee for releasing this Security Instrument, but only if the fee is paid to a third party for services rendered and the charging of the fee is permitted under Applicable Law.

27. **Substitute Trustee.** Lender, at its option, may from time to time remove Trustee and appoint a successor trustee to any Trustee appointed hereunder. Without conveyance of the Property, the successor trustee shall succeed to all the title, power and duties conferred upon Trustee herein and by Applicable Law.

NOTICE: THE DEBT SECURED HEREBY IS SUBJECT TO CALL IN FULL OR THE TERMS THEREOF BEING MODIFIED IN THE EVENT OF SALE OR CONVEYANCE OF THE PROPERTY CONVEYED.

BY SIGNING BELOW, Borrower accepts and agrees to the terms and covenants contained in this Security Instrument and in any Rider executed by Borrower and recorded with it.

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______, Chief Executive Manager
Signature
Ahmed Helmi, Chief Executive Manager *[Sign Originals Only]*

~~STATE OF~~ DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC, Sole Member of Kirtley Road Property Owner** LLC, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January 20 24

____
Notary, ~~State of~~ DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26



VARIABLE RATE RIDER

THIS VARIABLE RATE RIDER is made this **Twenty-fourth** day of **January, 2024**, and is incorporated into and shall be deemed to amend and supplement the Mortgage, Deed of Trust, or Security Deed (the "Security Instrument") of the same date given by the undersigned (the "Borrower") to secure Borrower's variable rate Note (the "Note") to **FBN Finance, LLC** (the "Lender") of the same date and covering the property described in the Security Instrument and located at:

+/-183.2 Acres of Agricultural Land
Madison County, VA
[Property Address]

THE NOTE CONTAINS PROVISIONS ALLOWING FOR CHANGES IN THE INTEREST RATE AND THE PERIODIC PAYMENT

ADDITIONAL COVENANTS. In addition to the covenants and agreements made in the Security Instrument, Borrower and Lender further covenant and agree as follows:

The Note provides for changes in the interest rate and periodic payments, and is subject to adjustment by the Lender or any subsequent holder of this Note on the initial adjustment date and on subsequent dates thereafter, as established by the adjustment frequency period in the Note. Any such change in the interest rate shall be made automatically but in no event shall the adjusted interest rate exceed the maximum interest rate then permitted by law. When the rate is adjusted the remaining current principal balance of the Note will be reamortized over the remaining amortization term to determine subsequent payment amounts and the outstanding Loan amount; provided, that Lender reserves the right to not adjust the Loan in accordance with the terms of the Note.

BY SIGNING BELOW, Borrower accepts and agrees to the terms and covenants contained in this Variable Rate Rider.

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

______, Chief Executive Manager.
Signature
Ahmed Helmi, Chief Executive Manager

[Sign Originals Only]

EXHIBIT "A"

PARCEL ONE:

All that certain tract or parcel of land, lying and being situate in formerly Robertson Magisterial District, Madison County, Virginia and more particularly described by metes and bounds as follows:

Beginning at an iron pipe set at the easternmost corner of the tract herein described. Said point lying on the westerly variable width right-of-way line of James City Road, Route 612 and being the northernmost corner to Sandra W. Flinders;

Thence departing James City Road and running with Flinders, S 36° 38' 56" W 994.76 feet to an iron pipe set and S 26° 18' 44" W 401.28 feet to a post found at a fence line intersection and being a common corner to Harrell W. Pritt and Ellen W. Pritt and Residue, Sekely Division;

Thence departing Flinders and Pritt and running with Residue, Sekely Division, S 26° 56' 11" W 405.16 feet to a post found and thence continuing with the Residue and with the same line extended with Cathy Lynn O'Donnell Mills and Egbert J. Mills, Residue, O'Donnell Division and Parcel A., O'Donnell Division, S 44° 42' 31" W, passing through an iron rods found at 941.74 feet and 1,220.87 feet, for a total distance of 1,534.55 feet to an iron pipe set being the northeast corner to a 50-foot access parcel now in the name of JC Family, LLC (Tax Map 33-8A);

Thence departing Parcel A, O'Donnell Division and running with JC Family, LLC (Tax Map 33-8A), N 66° 02' 51" W, passing through an iron rod found at 1.1 feet, for a total distance of 78.99 feet to an iron pipe set being the north end of an apparent boundary gap (approx. 2.7 feet at this north end) adjoining the subject property and existing between JC Family, LLC (Tax Map 33-8A) and Verbena, LLC;

Thence departing the JC Family, LLC, access parcel, and running with north end of the boundary gap and Verbena, LLC the following courses and distances;

N 65° 54' 53" W, passing through an iron rods found at 1.4 feet and at 351.21 feet, for a total distance of 353.31 feet to a post found;

N 00° 09' 52" E, passing through an iron rod found at 876.14 feet, for a total distance of 878.44 feet to a post found; and

N 85° 26' 45" W, passing through an iron rod found at 1,074.81 feet to an iron rod found, for a total distance of 1,076.81 feet to a post found lying in the easterly line of Margie C. Cooper and Linda B. Butler;

Thence departing Verbena, LLC and running with Cooper and Butler, N 19° 59' 47" W 833.74 feet to a stone found being the southeast corner to Darby Alexandra Kirby Stacy and Alex J. Stacy;

Thence departing Cooper and Butler and running with Stacy, N 19° 00' 30" W 431.40 feet to an iron rod found and N 42° 59' 30" E 280.24 feet to an iron rod found being the southernmost corner to Lot D, Jenkins Division;

Thence departing Stacy and running with Lot D, N 41° 57' 59" E 1,338.06 feet to an iron pipe set and N 44° 55' 55" E 159.05 feet to an iron rod found in the base of tree, and along a boundary overlap (increasing from 0.00 feet at the iron rod found to 7.1 feet at the iron rod found at base of tree). The said iron rod found in base of tree being the westernmost corner to Michael J. Wills and Sarah Merrill Wills (Tax Map 33-9);

Thence departing Lot D and running with the Wills, S 16° 54' 27" E 125.78 feet to an iron rod found and S 20° 02' 55" E 223.15 feet to an iron rod found being the southerly corner to Michael J. Wills and Sarah Merrill Wills (Tax Map 33-9F);

Thence departing Wills (Tax Map 33-9) and running with Wills (Tax Map 33-9F), N 64° 11' 23" E 1,164.18 feet to an iron rod found lying in the westerly line of Wills (Tax Map 33-9);

Thence departing Wills (Tax Map 33-9F) and running with Wills (Tax Map 33-9), S 27° 19' 47" E 541.03 feet to a 48" Oak tree found and S 32° 10' 52" E 533.05 feet to an iron pipe found being the westernmost corner to Jack A. Hoffman and Kathleen C. Hoffman (Tax Map 33-9B);

Thence departing Wills and running with Hoffman (Tax Map 33-9B), S 33° 39' 03" E 147.00 feet to an iron pipe set being the westernmost corner to Jack A. Hoffman and Kathleen C. Hoffman (Tax Map 33-9A);

Thence departing Hoffman (Tax Map 33-9B) and running with Hoffman (Tax Map 33-9A), S 34° 33' 32" E 297.00 feet to an iron pipe set and N 50° 15' 34" E 719.83 feet to an iron pipe set lying in the aforementioned variable width right-of-way line of James City Road;

Thence departing Hoffman and running with James City Road the following courses and distances:

S 30° 35' 48" E 51.18 feet to an iron pipe set;

S 59° 24' 12" W 13.00 feet to an iron pipe set;

S 30° 35' 48" E 55.00 feet to an iron pipe set;

N 59° 24' 12" E 13.00 feet to an iron pipe set;

S 30° 35' 48" E 127.50 feet to an iron pipe set; and

205.00 feet along an arc of a curve to the left, said curve having a radius of 2,318.83 feet, a central angle of 05° 03' 55" and a chord which bears S 33° 07' 45" E 204.93 feet to the point of beginning and containing 7,959,222 square feet or 182.71860 acres of land, more or less.

FOR INFORMATIONAL PURPOSES ONLY:
TAX MAP 33-9E

PARCEL TWO:

Beginning at an iron pipe set at the southeasternmost corner of the tract herein described. Said point lying on the northerly variable width right-of-way line of Kirtley Road, Route 631 and being the southwest corner to Parcel A, O'Donnell Subdivision;

Thence departing Parcel A and running with Kirtley Road, S 79° 37' 04" W 50.01 feet to an iron pipe set;

Thence continuing with the right-of-way and with the same line extended with an apparent boundary gap (approx. 2.3 feet at Kirtley Road to 2.7 feet at JC Family, LLC (Tax Map 33-9E)) with Verbena, LLC being on the west side of the boundary gap, N 08° 45' 36" W, passing through an iron rod found at 13.1 feet (offset 1.1 feet to the left), for a total distance of 430.49 feet to an iron pipe set lying in the southerly line of JC Family, LLC (Tax Map 33-9E);

Thence departing the north end of the boundary gap and Verbena, LLC as stated above and running with JC Family, LLC (Tax Map 33-9E), N 66° 02' 51" W, passing over an iron rod found at 77.89 feet, for a total distance of 78.99 feet to an iron pipe set lying in the north line of Parcel A, O'Donnell Division;

Thence departing JC Family, LLC (Tax Map 33-9E) and running with Parcel A, S 44° 42' 31" W 20.49 feet to a post found and S 08° 45' 36" E, passing through an iron rod found at 366.00 feet, for a total distance of 374.19 feet to the point of beginning and containing 20,872 square feet or 0.47915 acres of land, more or less.

FOR INFORMATIONAL PURPOSES ONLY:
TAX MAP 33-8A, ACCESS PARCEL

Tax/Parcel ID#: 33-9E & 33-8A

FILE NUMBER: 366828WIN

EXHIBIT "A"

PARCEL ONE:

All that certain tract or parcel of land, lying and being situate in formerly Robertson Magisterial District, Madison County, Virginia and more particularly described by metes and bounds as follows:

Beginning at an iron pipe set at the easternmost corner of the tract herein described. Said point lying on the westerly variable width right-of-way line of James City Road, Route 612 and being the northernmost corner to Sandra W. Flinders;

Thence departing James City Road and running with Flinders, S 36° 38' 56" W 994.76 feet to an iron pipe set and S 26° 18' 44" W 401.28 feet to a post found at a fence line intersection and being a common corner to Harrell W. Pritt and Ellen W. Pritt and Residue, Sekely Division;

Thence departing Flinders and Pritt and running with Residue, Sekely Division, S 26° 56' 11" W 405.16 feet to a post found and thence continuing with the Residue and with the same line extended with Cathy Lynn O'Donnell Mills and Egbert J. Mills, Residue, O'Donnell Division and Parcel A., O'Donnell Division, S 44° 42' 31" W, passing through an iron rods found at 941.74 feet and 1,220.87 feet, for a total distance of 1,534.55 feet to an iron pipe set being the northeast corner to a 50-foot access parcel now in the name of JC Family, LLC (Tax Map 33-8A);

Thence departing Parcel A, O'Donnell Division and running with JC Family, LLC (Tax Map 33-8A), N 66° 02' 51" W, passing through an iron rod found at 1.1 feet, for a total distance of 78.99 feet to an iron pipe set being the north end of an apparent boundary gap (approx. 2.7 feet at this north end) adjoining the subject property and existing between JC Family, LLC (Tax Map 33-8A) and Verbena, LLC;

Thence departing the JC Family, LLC, access parcel, and running with north end of the boundary gap and Verbena, LLC the following courses and distances;

N 65° 54' 53" W, passing through an iron rods found at 1.4 feet and at 351.21 feet, for a total distance of 353.31 feet to a post found;

N 00° 09' 52" E, passing through an iron rod found at 876.14 feet, for a total distance of 878.44 feet to a post found; and

N 85° 26' 45" W, passing through an iron rod found at 1,074.81 feet to an iron rod found, for a total distance of 1,076.81 feet to a post found lying in the easterly line of Margie C. Cooper and Linda B. Butler;

Thence departing Verbena, LLC and running with Cooper and Butler, N 19° 59' 47" W 833.74 feet to a stone found being the southeast corner to Darby Alexandra Kirby Stacy and Alex J. Stacy;

Thence departing Cooper and Butler and running with Stacy, N 19° 00' 30" W 431.40 feet to an iron rod found and N 42° 59' 30" E 280.24 feet to an iron rod found being the southernmost corner to Lot D, Jenkins Division;

Thence departing Stacy and running with Lot D, N 41° 57' 59" E 1,338.06 feet to an iron pipe set and N 44° 55' 55" E 159.05 feet to an iron rod found in the base of tree, and along a boundary overlap (increasing from 0.00 feet at the iron rod found to 7.1 feet at the iron rod found at base of tree). The said iron rod found in base of tree being the westernmost corner to Michael J. Wills and Sarah Merrill Wills (Tax Map 33-9);

Thence departing Lot D and running with the Wills, S 16° 54' 27" E 125.78 feet to an iron rod found and S 20° 02' 55" E 223.15 feet to an iron rod found being the southerly corner to Michael J. Wills and Sarah Merrill Wills (Tax Map 33-9F);

Thence departing Wills (Tax Map 33-9) and running with Wills (Tax Map 33-9F), N 64° 11' 23" E 1,164.18 feet to an iron rod found lying in the westerly line of Wills (Tax Map 33-9);

Thence departing Wills (Tax Map 33-9F) and running with Wills (Tax Map 33-9), S 27° 19' 47" E 541.03 feet to a 48" Oak tree found and S 32° 10' 52" E 533.05 feet to an iron pipe found being the westernmost corner to Jack A. Hoffman and Kathleen C. Hoffman (Tax Map 33-9B);

Thence departing Wills and running with Hoffman (Tax Map 33-9B), S 33° 39' 03" E 147.00 feet to an iron pipe set being the westernmost corner to Jack A. Hoffman and Kathleen C. Hoffman (Tax Map 33-9A);

Thence departing Hoffman (Tax Map 33-9B) and running with Hoffman (Tax Map 33-9A), S 34° 33' 32" E 297.00 feet to an iron pipe set and N 50° 15' 34" E 719.83 feet to an iron pipe set lying in the aforementioned variable width right-of-way line of James City Road;

Thence departing Hoffman and running with James City Road the following courses and distances:

S 30° 35' 48" E 51.18 feet to an iron pipe set;

S 59° 24' 12" W 13.00 feet to an iron pipe set;

S 30° 35' 48" E 55.00 feet to an iron pipe set;

N 59° 24' 12" E 13.00 feet to an iron pipe set;

S 30° 35' 48" E 127.50 feet to an iron pipe set; and

205.00 feet along an arc of a curve to the left, said curve having a radius of 2,318.83 feet, a central angle of 05° 03' 55" and a chord which bears S 33° 07' 45" E 204.93 feet to the point of beginning and containing 7,959,222 square feet or 182.71860 acres of land, more or less.

FOR INFORMATIONAL PURPOSES ONLY:
TAX MAP 33-9E

PARCEL TWO:

Beginning at an iron pipe set at the southeasternmost corner of the tract herein described. Said point lying on the northerly variable width right-of-way line of Kirtley Road, Route 631 and being the southwest corner to Parcel A, O'Donnell Subdivision;

Thence departing Parcel A and running with Kirtley Road, S 79° 37' 04" W 50.01 feet to an iron pipe set;

Thence continuing with the right-of-way and with the same line extended with an apparent boundary gap (approx. 2.3 feet at Kirtley Road to 2.7 feet at JC Family, LLC (Tax Map 33-9E)) with Verbena, LLC being on the west side of the boundary gap, N 08° 45' 36" W, passing through an iron rod found at 13.1 feet (offset 1.1 feet to the left), for a total distance of 430.49 feet to an iron pipe set lying in the southerly line of JC Family, LLC (Tax Map 33-9E);

Thence departing the north end of the boundary gap and Verbena, LLC as stated above and running with JC Family, LLC (Tax Map 33-9E), N 66° 02' 51" W, passing over an iron rod found at 77.89 feet, for a total distance of 78.99 feet to an iron pipe set lying in the north line of Parcel A, O'Donnell Division;

Thence departing JC Family, LLC (Tax Map 33-9E) and running with Parcel A, S 44° 42' 31" W 20.49 feet to a post found and S 08° 45' 36" E, passing through an iron rod found at 366.00 feet, for a total distance of 374.19 feet to the point of beginning and containing 20,872 square feet or 0.47915 acres of land, more or less.

FOR INFORMATIONAL PURPOSES ONLY:
TAX MAP 33-8A, ACCESS PARCEL

PERIODIC AMORTIZATION SCHEDULE

Loan # 40005687

Borrower(s): Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley

Mailing Address: 4800 Hampden Lane Suite 800, Bethesda, MD 20814

Property Address: +/-183.2 Acres of Agricultural Land, Madison County, VA

Date: 01/24/24

NOTE: Periodic Payment amounts, Accrual Rate, and Interest Paid will vary if the interest rate adjusts per the term of the Note.

Payment Period	Date	Periodic Payment	Accrual Rate	Interest Paid	Principal Paid	Mortgage Ins	Buydown	Total Balance	LTV
Beg								936,000.00	
1	7/1/2024	31,951.77	6.560	26,777.92	5,173.85	0.00	0.00	930,826.15	
2	1/1/2025	35,874.65	6.560	30,531.10	5,343.55	0.00	0.00	925,482.60	
3	7/1/2025	35,874.65	6.560	30,355.83	5,518.82	0.00	0.00	919,963.78	
4	1/1/2026	35,874.65	6.560	30,174.81	5,699.84	0.00	0.00	914,263.94	
5	7/1/2026	35,874.65	6.560	29,987.86	5,886.79	0.00	0.00	908,377.15	
6	1/1/2027	35,874.65	6.560	29,794.77	6,079.88	0.00	0.00	902,297.27	
7	7/1/2027	35,874.65	6.560	29,595.35	6,279.30	0.00	0.00	896,017.97	
8	1/1/2028	35,874.65	6.560	29,389.39	6,485.26	0.00	0.00	889,532.71	
9	7/1/2028	35,874.65	6.560	29,176.67	6,697.98	0.00	0.00	882,834.73	
10	1/1/2029	35,874.65	6.560	28,956.98	6,917.67	0.00	0.00	875,917.06	
11	7/1/2029	35,874.65	6.560	28,730.08	7,144.57	0.00	0.00	868,772.49	
12	1/1/2030	35,874.65	6.560	28,495.74	7,378.91	0.00	0.00	861,393.58	
13	7/1/2030	35,874.65	6.560	28,253.71	7,620.94	0.00	0.00	853,772.64	
14	1/1/2031	35,874.65	6.560	28,003.74	7,870.91	0.00	0.00	845,901.73	
15	7/1/2031	35,874.65	6.560	27,745.58	8,129.07	0.00	0.00	837,772.66	
16	1/1/2032	35,874.65	6.560	27,478.94	8,395.71	0.00	0.00	829,376.95	
17	7/1/2032	35,874.65	6.560	27,203.56	8,671.09	0.00	0.00	820,705.86	
18	1/1/2033	35,874.65	6.560	26,919.15	8,955.50	0.00	0.00	811,750.36	
19	7/1/2033	35,874.65	6.560	26,625.41	9,249.24	0.00	0.00	802,501.12	
20	1/1/2034	35,874.65	6.560	26,322.04	9,552.61	0.00	0.00	792,948.51	
21	7/1/2034	35,874.65	6.560	26,008.71	9,865.94	0.00	0.00	783,082.57	
22	1/1/2035	35,874.65	6.560	25,685.11	10,189.54	0.00	0.00	772,893.03	
23	7/1/2035	35,874.65	6.560	25,350.89	10,523.76	0.00	0.00	762,369.27	
24	1/1/2036	35,874.65	6.560	25,005.71	10,868.94	0.00	0.00	751,500.33	
25	7/1/2036	35,874.65	6.560	24,649.21	11,225.44	0.00	0.00	740,274.89	
26	1/1/2037	35,874.65	6.560	24,281.02	11,593.63	0.00	0.00	728,681.26	
27	7/1/2037	35,874.65	6.560	23,900.75	11,973.90	0.00	0.00	716,707.36	
28	1/1/2038	35,874.65	6.560	23,508.00	12,366.65	0.00	0.00	704,340.71	
29	7/1/2038	35,874.65	6.560	23,102.38	12,772.27	0.00	0.00	691,568.44	
30	1/1/2039	35,874.65	6.560	22,683.44	13,191.21	0.00	0.00	678,377.23	
31	7/1/2039	35,874.65	6.560	22,250.77	13,623.88	0.00	0.00	664,753.35	
32	1/1/2040	35,874.65	6.560	21,803.91	14,070.74	0.00	0.00	650,682.61	
33	7/1/2040	35,874.65	6.560	21,342.39	14,532.26	0.00	0.00	636,150.35	
34	1/1/2041	35,874.65	6.560	20,865.73	15,008.92	0.00	0.00	621,141.43	
35	7/1/2041	35,874.65	6.560	20,373.44	15,501.21	0.00	0.00	605,640.22	
36	1/1/2042	35,874.65	6.560	19,865.00	16,009.65	0.00	0.00	589,630.57	
37	7/1/2042	35,874.65	6.560	19,339.88	16,534.77	0.00	0.00	573,095.80	
38	1/1/2043	35,874.65	6.560	18,797.54	17,077.11	0.00	0.00	556,018.69	
39	7/1/2043	35,874.65	6.560	18,237.41	17,637.24	0.00	0.00	538,381.45	
40	1/1/2044	35,874.65	6.560	17,658.91	18,215.74	0.00	0.00	520,165.71	
41	7/1/2044	35,874.65	6.560	17,061.44	18,813.21	0.00	0.00	501,352.50	
42	1/1/2045	35,874.65	6.560	16,444.36	19,430.29	0.00	0.00	481,922.21	
43	7/1/2045	35,874.65	6.560	15,807.05	20,067.60	0.00	0.00	461,854.61	
44	1/1/2046	35,874.65	6.560	15,148.83	20,725.82	0.00	0.00	441,128.79	
45	7/1/2046	35,874.65	6.560	14,469.02	21,405.63	0.00	0.00	419,723.16	
46	1/1/2047	35,874.65	6.560	13,766.92	22,107.73	0.00	0.00	397,615.43	
47	7/1/2047	35,874.65	6.560	13,041.79	22,832.86	0.00	0.00	374,782.57	



PERIODIC AMORTIZATION SCHEDULE

Loan # 40005687

Borrower(s): Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley

Mailing Address: 4800 Hampden Lane Suite 800, Bethesda, MD 20814

Property Address: +/-183.2 Acres of Agricultural Land, Madison County, VA

Date: 01/24/24

Payment Period	Date	Periodic Payment	Accrual Rate	Interest Paid	Principal Paid	Mortgage Ins	Buydown	Total Balance	LTV
48	1/1/2048	35,874.65	6.560	12,292.87	23,581.78	0.00	0.00	351,200.79	
49	7/1/2048	35,874.65	6.560	11,519.39	24,355.26	0.00	0.00	326,845.53	
50	1/1/2049	35,874.65	6.560	10,720.53	25,154.12	0.00	0.00	301,691.41	
51	7/1/2049	35,874.65	6.560	9,895.48	25,979.17	0.00	0.00	275,712.24	
52	1/1/2050	35,874.65	6.560	9,043.36	26,831.29	0.00	0.00	248,880.95	
53	7/1/2050	35,874.65	6.560	8,163.30	27,711.35	0.00	0.00	221,169.60	
54	1/1/2051	35,874.65	6.560	7,254.36	28,620.29	0.00	0.00	192,549.31	
55	7/1/2051	35,874.65	6.560	6,315.62	29,559.03	0.00	0.00	162,990.28	
56	1/1/2052	35,874.65	6.560	5,346.08	30,528.57	0.00	0.00	132,461.71	
57	7/1/2052	35,874.65	6.560	4,344.74	31,529.91	0.00	0.00	100,931.80	
58	1/1/2053	35,874.65	6.560	3,310.56	32,564.09	0.00	0.00	68,367.71	
59	7/1/2053	35,874.65	6.560	2,242.46	33,632.19	0.00	0.00	34,735.52	
60	1/1/2054	35,874.85	6.560	1,139.33	34,735.52	0.00	0.00	0.00	


FBN FINANCE

5101 S Broadband Lane, Ste 201
Sioux Falls, SD 57108

ADDRESS CERTIFICATION

Name: Kirtley Road Property Owner LLC Loan # 40005687

Please complete the following information pertaining to your mailing address and where you would prefer billing statements mailed:

CURRENT MAILING ADDRESS:
4800 Hampden Lane Suite 800,
Bethesda, MD 20814

IF MOVING OR CHANGING MAILING ADDRESS POST CLOSING:

EFFECTIVE DATE OF CHANGE: 1|24|2024

15508 Owens Glen Ter
POST OFFICE BOX OR STREET ADDRESS

North Potomac, MD, 20878
CITY, STATE, ZIP CODE

Following the execution of this verification form, it shall be the responsibility of the Borrower to promptly notify the Lender of any subsequent change in address or any change in temporary residency. If Borrower fails to do this, the Lender will not be responsible for failure of a notice or billing statements sent by mail to reach Borrower.

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

[signature], Chief Executive Manage.
Signature
Ahmed Helmi, Chief Executive Manager

[Sign Originals Only]

Lender: **FBN Finance, LLC**
Borrower: **Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley**
Property: **+/-183.2 Acres of Agricultural Land, Madison County, Virginia**

AGRICULTURAL LOAN PURPOSE CERTIFICATION

Loan # 40005687

~~THE STATE OF~~ DISTRICT OF COLUMBIA §
~~COUNTY OF~~ ______________________ §

BEFORE ME, the undersigned authority, on this day personally appeared the above referenced Borrower (whether one or more), each of whom, after being by me duly sworn, upon oath deposes, says, and certifies:

1. Lender is making a loan to Borrower which will be secured by the above referenced Property. Borrower acknowledges that Lender will have a security interest in said Property. Borrower certifies that he/she is or will be actively engaged in agricultural production, either in his own right or as a landlord, and intends to continue agricultural production on the real estate used as collateral for the loan. The borrower represents that the loan is a business loan made for business purposes.

2. Borrower is exercising and will continue to exercise actual control over the managerial decisions of the business concerning the use of the loan funds.

3. The loan is not secured by an assignment of wages, salaries or compensation for the services of Borrower nor by the household furniture or other goods of Borrower used for personal, family or household purposes.

4. Borrower understands that Lender relies upon and accepts as true, correct, and accurate, the representations made in this Certification.

NOTICE

ANY PERSON KNOWINGLY MAKING A FALSE STATEMENT ON ANY APPLICATION FOR A LOAN MAY BE SUBJECT TO A FINE AND IMPRISONMENT UNDER THE PROVISIONS OF 18 U.S.C.A. SECTIONS 1014 & 1344 AND APPLICABLE STATE LAW.

WITNESS our hand this 24 **day of** January, **20**24.

[SIGNATURE PAGE FOLLOWS]

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

____________________, Chief Executive Manage.
Signature
Ahmed Helmi, Chief Executive Manager

LP Kirtley Road LLC, a Maryland limited liability company
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

____________________, Chief Executive Manage.
Signature
Ahmed Helmi, Chief Executive Manager

GP Kirtley Road LLC, a Maryland limited liability company
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

____________________, Chief Executive Manage.
Signature
Ahmed Helmi, Chief Executive Manager

Blu Realty, LLC, a Maryland limited liability company

____________________, Chief Executive Manage.
Signature
Ahmed Helmi, Chief Executive Manager

Shepherd Realty Capital, LLC, a District of Columbia limited liability company

____________________, Managing Member
Signature
John Conley, Managing Member

____
Signature
Ahmed Helmi

____
Signature
John Conley

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC, Sole Member of Kirtley Road Property Owner LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January 2024.

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024.

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP 5-31-26 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **John Conley, Managing Member of Shepherd Realty Capital, LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 29 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP 5-31-26 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi and John Conley**, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 29 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP 5-31-26 DISTRICT OF COLUMBIA

CERTIFICATE OF RESOLUTIONS
(Limited Liability Company Borrower)

Date to be Effective: **January 24, 2024**

Limited Liability Company: **Kirtley Road Property Owner LLC aka Kirtley Road Property Owner, LLC**

Date of Adoption: **November 9, 2023***
[*Date of meeting or of written consent. The undersigned to change if date inserted is not accurate.]

I/We, the members/managers/president/secretary/other authorized officer of the Limited Liability Company, a **Virginia** limited liability company, certify that I/we have custody of the records of the Limited Liability Company and that I am/we are authorized to execute and deliver this certificate of resolutions on behalf of the Limited Liability Company. I/We further certify as follows:

1. The resolutions below were duly adopted on the Date of Adoption. The meeting of the members/managers of the Limited Liability Company was called and held in accordance with law and the regulations of the Limited Liability Company, and a quorum was present. The resolutions have not been amended, modified, or rescinded and are now in full force and effect.

2. I/We further certify that the Limited Liability Company is duly organized and existing under the laws of the state of **Virginia**, is qualified to do business in **Virginia**, and is in good standing; that no proceeding is pending for the forfeiture of the articles of organization of the Limited Liability Company or for the dissolution, voluntary or involuntary, of the Limited Liability Company; that there is no provision of the regulations or articles of organization of the Limited Liability Company limiting the powers of the members or managers of the Limited Liability Company to adopt the resolutions referred to above and that the resolutions are in conformity with the provisions of the regulations and the articles of organization of the Limited Liability Company; that the undersigned is the keeper of the records and minutes of the proceedings of the Limited Liability Company; and that the following persons constitute all of the members/managers of the Limited Liability Company:

LP Kirtley Road LLC, Sole Member

3. Resolutions:

Resolution of Limited Liability Company to Borrow

RESOLVED, that the Limited Liability Company is authorized to borrow from **FBN Finance, LLC** ("Lender") and to enter into a promissory note(s) (the "Note") in the principal (individual or aggregate) amount of $936,000.00, payable to the order of Lender

RESOLVED FURTHER, that to secure the payment of the Note, the Limited Liability Company is authorized to enter into a Mortgage, Deed of Trust, or Security Deed (the "Security Instrument") covering certain land (the "Property") and any necessary modifications, extensions, increases, and renewals of the Security Instrument.

RESOLVED FURTHER, that the Limited Liability Company is authorized to enter into any assignments, pledges, mortgages, deeds of trust, security agreements, and other documents and instruments concerning the Property, or any real or personal property, or any interest therein, owned by the Limited Liability Company that may be necessary or appropriate, or required by Lender, to evidence and secure the payment of the Note.

RESOLVED FURTHER, that the following individuals (the "Authorized Representative(s)") are authorized (individually or jointly) to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions the Authorized Representative(s) may deem proper:

Authorized Representative(s):	Signatures:
Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC, Sole Member	

RESOLVED FURTHER, that a manager, the president or any vice president or secretary of the Limited Liability Company is authorized to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions that the manager or officers may deem proper.

RESOLVED FURTHER, that the Limited Liability Company confirms and ratifies all actions previously taken by any manager or officer or other representative of the Limited Liability Company with respect to the loan evidenced by the Note and all documents executed in connection with the loan.

Kirtley Road Property Owner LLC, a Virginia limited liability company

By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member

By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member

By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______, Chief Executive Manager.

Signature

Ahmed Helmi, Chief Executive Manager

~~STATE OF~~ DISTRICT OF COLUMBIA

~~COUNTY OF~~ ____________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC, Sole Member of Kirtley Road Property Owner LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 20 24.

____

Notary, ~~State of~~ DC

Printed Name: Carol Lynn Calomiris

Notary's Registration Number: N/A

My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

CERTIFICATE OF RESOLUTIONS

(Limited Liability Company Borrower)

Date to be Effective: **January 24, 2024**

Limited Liability Company: **LP Kirtley Road LLC aka LP Kirtley Road, LLC**

Date of Adoption: **December 5, 2023***

[*Date of meeting or of written consent. The undersigned to change if date inserted is not accurate.]

I/We, the members/managers/president/secretary/other authorized officer of the Limited Liability Company, a **Maryland** limited liability company, certify that I/we have custody of the records of the Limited Liability Company and that I am/we are authorized to execute and deliver this certificate of resolutions on behalf of the Limited Liability Company. I/We further certify as follows:

1. The resolutions below were duly adopted on the Date of Adoption. The meeting of the members/managers of the Limited Liability Company was called and held in accordance with law and the regulations of the Limited Liability Company, and a quorum was present. The resolutions have not been amended, modified, or rescinded and are now in full force and effect.

2. I/We further certify that the Limited Liability Company is duly organized and existing under the laws of the state of **Maryland**, is qualified to do business in **Maryland**, and is in good standing; that no proceeding is pending for the forfeiture of the articles of organization of the Limited Liability Company or for the dissolution, voluntary or involuntary, of the Limited Liability Company; that there is no provision of the regulations or articles of organization of the Limited Liability Company limiting the powers of the members or managers of the Limited Liability Company to adopt the resolutions referred to above and that the resolutions are in conformity with the provisions of the regulations and the articles of organization of the Limited Liability Company; that the undersigned is the keeper of the records and minutes of the proceedings of the Limited Liability Company; and that the following persons constitute all of the members/managers of the Limited Liability Company:

Ahmed Helmi, Member **Shepherd Realty Capital, LLC, Member**
GP Kirtley Road LLC, Member & Managing Member

3. Resolutions:

Resolution of Limited Liability Company to Borrow

RESOLVED, that the Limited Liability Company is authorized to borrow from **FBN Finance, LLC** ("Lender") and to enter into a promissory note(s) (the "Note") in the principal (individual or aggregate) amount of $936,000.00, payable to the order of Lender..

RESOLVED FURTHER, that to secure the payment of the Note, the Limited Liability Company is authorized to enter into a Mortgage, Deed of Trust, or Security Deed (the "Security Instrument") covering certain land (the "Property") and any necessary modifications, extensions, increases, and renewals of the Security Instrument.

RESOLVED FURTHER, that the Limited Liability Company is authorized to enter into any assignments, pledges, mortgages, deeds of trust, security agreements, and other documents and instruments concerning the Property, or any real or personal property, or any interest therein, owned by the Limited Liability Company that may be necessary or appropriate, or required by Lender, to evidence and secure the payment of the Note.

RESOLVED FURTHER, that the following individuals (the "Authorized Representative(s)") are authorized (individually or jointly) to execute and deliver, on behalf of and in the name of the Limited Liability Company, the

Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions the Authorized Representative(s) may deem proper:

Authorized Representative(s):	Signatures:
Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member	

RESOLVED FURTHER, that a manager, the president or any vice president or secretary of the Limited Liability Company is authorized to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions that the manager or officers may deem proper.

RESOLVED FURTHER, that the Limited Liability Company confirms and ratifies all actions previously taken by any manager or officer or other representative of the Limited Liability Company with respect to the loan evidenced by the Note and all documents executed in connection with the loan.

LP Kirtley Road LLC, a Maryland limited liability company

By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member

By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

, Chief Executive Manager.

Signature

Ahmed Helmi, Chief Executive Manager

~~STATE OF~~ **DISTRICT OF COLUMBIA**

~~COUNTY OF~~ ______________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

Notary, ~~State of~~ DC

Printed Name: Carol Lynn Calomiris

Notary's Registration Number: N/A

My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC 5-31-26 DISTRICT OF COLUMBIA

CERTIFICATE OF RESOLUTIONS
(Limited Liability Company Borrower)

Date to be Effective: **January 24, 2024**

Limited Liability Company: **GP Kirtley Road LLC aka GP Kirtley Road, LLC**

Date of Adoption: November 28, 2023*
[*Date of meeting or of written consent. The undersigned to change if date inserted is not accurate.]

I/We, the members/managers/president/secretary/other authorized officer of the Limited Liability Company, a **Maryland** limited liability company, certify that I/we have custody of the records of the Limited Liability Company and that I am/we are authorized to execute and deliver this certificate of resolutions on behalf of the Limited Liability Company. I/We further certify as follows:

1. The resolutions below were duly adopted on the Date of Adoption. The meeting of the members/managers of the Limited Liability Company was called and held in accordance with law and the regulations of the Limited Liability Company, and a quorum was present. The resolutions have not been amended, modified, or rescinded and are now in full force and effect.

2. I/We further certify that the Limited Liability Company is duly organized and existing under the laws of the state of **Maryland**, is qualified to do business in **Maryland**, and is in good standing; that no proceeding is pending for the forfeiture of the articles of organization of the Limited Liability Company or for the dissolution, voluntary or involuntary, of the Limited Liability Company; that there is no provision of the regulations or articles of organization of the Limited Liability Company limiting the powers of the members or managers of the Limited Liability Company to adopt the resolutions referred to above and that the resolutions are in conformity with the provisions of the regulations and the articles of organization of the Limited Liability Company; that the undersigned is the keeper of the records and minutes of the proceedings of the Limited Liability Company; and that the following persons constitute all of the members/managers of the Limited Liability Company:

Shepherd Realty Capital, LLC, SRC Member, **Blu Realty, LLC, BLU Member & Managing Member**

3. Resolutions:

Resolution of Limited Liability Company to Borrow

RESOLVED, that the Limited Liability Company is authorized to borrow from **FBN Finance, LLC** ("Lender") and to enter into a promissory note(s) (the "Note") in the principal (individual or aggregate) amount of $936,000.00, payable to the order of Lender.

RESOLVED FURTHER, that to secure the payment of the Note, the Limited Liability Company is authorized to enter into a Mortgage, Deed of Trust, or Security Deed (the "Security Instrument") covering certain land (the "Property") and any necessary modifications, extensions, increases, and renewals of the Security Instrument.

RESOLVED FURTHER, that the Limited Liability Company is authorized to enter into any assignments, pledges, mortgages, deeds of trust, security agreements, and other documents and instruments concerning the Property, or any real or personal property, or any interest therein, owned by the Limited Liability Company that may be necessary or appropriate, or required by Lender, to evidence and secure the payment of the Note.

RESOLVED FURTHER, that the following individuals (the "Authorized Representative(s)") are authorized (individually or jointly) to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions the Authorized Representative(s) may deem proper:

Authorized Representative(s): Signatures:

Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member

RESOLVED FURTHER, that a manager, the president or any vice president or secretary of the Limited Liability Company is authorized to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions that the manager or officers may deem proper.

RESOLVED FURTHER, that the Limited Liability Company confirms and ratifies all actions previously taken by any manager or officer or other representative of the Limited Liability Company with respect to the loan evidenced by the Note and all documents executed in connection with the loan.

GP Kirtley Road LLC, a Maryland limited liability company

By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

Chief Executive Manager.

Signature

Ahmed Helmi, Chief Executive Manager

STATE OF DISTRICT OF COLUMBIA

~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 20 24

Notary, State of DC

Printed Name: Carol Lynn Calomiris

Notary's Registration Number: N/A

My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

CERTIFICATE OF RESOLUTIONS

(Limited Liability Company Borrower)

Date to be Effective: **January 24, 2024**

Limited Liability Company: **Blu Realty, LLC aka Blu Realty LLC**

Date of Adoption: **January 1, 2020***

[*Date of meeting or of written consent. The undersigned to change if date inserted is not accurate.]

I/We, the members/managers/president/secretary/other authorized officer of the Limited Liability Company, a **Maryland** limited liability company, certify that I/we have custody of the records of the Limited Liability Company and that I am/we are authorized to execute and deliver this certificate of resolutions on behalf of the Limited Liability Company. I/We further certify as follows:

1. The resolutions below were duly adopted on the Date of Adoption. The meeting of the members/managers of the Limited Liability Company was called and held in accordance with law and the regulations of the Limited Liability Company, and a quorum was present. The resolutions have not been amended, modified, or rescinded and are now in full force and effect.

2. I/We further certify that the Limited Liability Company is duly organized and existing under the laws of the state of **Maryland**, is qualified to do business in **Maryland**, and is in good standing; that no proceeding is pending for the forfeiture of the articles of organization of the Limited Liability Company or for the dissolution, voluntary or involuntary, of the Limited Liability Company; that there is no provision of the regulations or articles of organization of the Limited Liability Company limiting the powers of the members or managers of the Limited Liability Company to adopt the resolutions referred to above and that the resolutions are in conformity with the provisions of the regulations and the articles of organization of the Limited Liability Company; that the undersigned is the keeper of the records and minutes of the proceedings of the Limited Liability Company; and that the following persons constitute all of the members/managers of the Limited Liability Company:

Ahmed Helmi Chief Executive Manager & Member **Nermine EL Ghamrawy, Member**

3. Resolutions:

Resolution of Limited Liability Company to Borrow

RESOLVED, that the Limited Liability Company is authorized to borrow from **FBN Finance, LLC** ("Lender") and to enter into a promissory note(s) (the "Note") in the principal (individual or aggregate) amount of $936,000.00, payable to the order of Lender.

RESOLVED FURTHER, that to secure the payment of the Note, the Limited Liability Company is authorized to enter into a Mortgage, Deed of Trust, or Security Deed (the "Security Instrument") covering certain land (the "Property") and any necessary modifications, extensions, increases, and renewals of the Security Instrument.

RESOLVED FURTHER, that the Limited Liability Company is authorized to enter into any assignments, pledges, mortgages, deeds of trust, security agreements, and other documents and instruments concerning the Property, or any real or personal property, or any interest therein, owned by the Limited Liability Company that may be necessary or appropriate, or required by Lender, to evidence and secure the payment of the Note.

RESOLVED FURTHER, that the following individuals (the "Authorized Representative(s)") are authorized (individually or jointly) to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions the Authorized Representative(s) may deem proper:

Authorized Representative(s): Signatures:

Ahmed Helmi, Chief Executive Manager

RESOLVED FURTHER, that a manager, the president or any vice president or secretary of the Limited Liability Company is authorized to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions that the manager or officers may deem proper.

RESOLVED FURTHER, that the Limited Liability Company confirms and ratifies all actions previously taken by any manager or officer or other representative of the Limited Liability Company with respect to the loan evidenced by the Note and all documents executed in connection with the loan.

Blu Realty, LLC, a Maryland limited liability company

Chief Executive Manage.

Signature

Ahmed Helmi, Chief Executive Manager

~~STATE OF~~ DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 29 day of January, 2024.

____

Notary, ~~State of~~ DC
Printed Name: Carol Lynn Catomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CATOMIRIS
NOTARY PUBLIC
EXP. 5-31-26
DISTRICT OF COLUMBIA

CERTIFICATE OF RESOLUTIONS

(Limited Liability Company Borrower)

Date to be Effective: **January 24, 2024**

Limited Liability Company: **Shepherd Realty Capital, LLC**

Date of Adoption: **September 4, 2020***

[*Date of meeting or of written consent. The undersigned to change if date inserted is not accurate.]

I/We, the members/managers/president/secretary/other authorized officer of the Limited Liability Company, a **District of Columbia** limited liability company, certify that I/we have custody of the records of the Limited Liability Company and that I am/we are authorized to execute and deliver this certificate of resolutions on behalf of the Limited Liability Company. I/We further certify as follows:

1. The resolutions below were duly adopted on the Date of Adoption. The meeting of the members/managers of the Limited Liability Company was called and held in accordance with law and the regulations of the Limited Liability Company, and a quorum was present. The resolutions have not been amended, modified, or rescinded and are now in full force and effect.

2. I/We further certify that the Limited Liability Company is duly organized and existing under the laws of the state of **District of Columbia**, is qualified to do business in **District of Columbia**, and is in good standing; that no proceeding is pending for the forfeiture of the articles of organization of the Limited Liability Company or for the dissolution, voluntary or involuntary, of the Limited Liability Company; that there is no provision of the regulations or articles of organization of the Limited Liability Company limiting the powers of the members or managers of the Limited Liability Company to adopt the resolutions referred to above and that the resolutions are in conformity with the provisions of the regulations and the articles of organization of the Limited Liability Company; that the undersigned is the keeper of the records and minutes of the proceedings of the Limited Liability Company; and that the following persons constitute all of the members/managers of the Limited Liability Company:

John Conley, Member & Managing Member

3. Resolutions:

Resolution of Limited Liability Company to Borrow

RESOLVED, that the Limited Liability Company is authorized to borrow from **FBN Finance, LLC** ("Lender") and to enter into a promissory note(s) (the "Note") in the principal (individual or aggregate) amount of $936,000.00, payable to the order of Lender.

RESOLVED FURTHER, that to secure the payment of the Note, the Limited Liability Company is authorized to enter into a Mortgage, Deed of Trust, or Security Deed (the "Security Instrument") covering certain land (the "Property") and any necessary modifications, extensions, increases, and renewals of the Security Instrument.

RESOLVED FURTHER, that the Limited Liability Company is authorized to enter into any assignments, pledges, mortgages, deeds of trust, security agreements, and other documents and instruments concerning the Property, or any real or personal property, or any interest therein, owned by the Limited Liability Company that may be necessary or appropriate, or required by Lender, to evidence and secure the payment of the Note.

RESOLVED FURTHER, that the following individuals (the "Authorized Representative(s)") are authorized (individually or jointly) to execute and deliver, on behalf of and in the name of the Limited Liability Company, the

Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions the Authorized Representative(s) may deem proper:

Authorized Representative(s): Signatures:

John Conley, Managing Member

RESOLVED FURTHER, that a manager, the president or any vice president or secretary of the Limited Liability Company is authorized to execute and deliver, on behalf of and in the name of the Limited Liability Company, the Note, the Security Instrument, and any other agreements, documents, or instruments, and to take or cause to be taken any action necessary or appropriate in connection with the Note and the Security Instrument or to accomplish the purposes of these resolutions, in the form and with the provisions that the manager or officers may deem proper.

RESOLVED FURTHER, that the Limited Liability Company confirms and ratifies all actions previously taken by any manager or officer or other representative of the Limited Liability Company with respect to the loan evidenced by the Note and all documents executed in connection with the loan.

Shepherd Realty Capital, LLC, a District of Columbia limited liability company

Signature
John Conley, Managing Member

~~STATE OF~~ DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **John Conley, Managing Member of Shepherd Realty Capital, LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

Notary, ~~State of~~ DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA 5-31-26

Lender: **FBN Finance, LLC**
Borrower: **Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley**
Property: **+/-183.2 Acres of Agricultural Land, Madison County, Virginia**

Error and Omissions / Compliance Agreement

Loan # 40005687

In consideration for Lender making loan to Borrower, Borrower agrees, if requested by Lender or Closing Agent for Lender, to fully cooperate and adjust for clerical errors, any or all loan closing document if deemed necessary or desirable in the reasonable discretion of Lender to enable Lender to sell, convey, seek guaranty or market said loan to any entity, including but not limited to an investor, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Housing Authority, Department of Veterans Affairs or the Federal Agricultural Mortgage Corporation (FAMC).

The undersigned borrower(s) agree and covenant in order to assure that this loan documentation executed this date will conform and be acceptable in the marketplace in the instance of transfer, sale or conveyance by Lender.

DATED effective this **Twenty-fourth** day of **January, 2024**.

[SIGNATURE PAGE FOLLOWS]

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

Signature
Ahmed Helmi, Chief Executive Manager

LP Kirtley Road LLC, a Maryland limited liability company
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

Signature
Ahmed Helmi, Chief Executive Manager

GP Kirtley Road LLC, a Maryland limited liability company
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

Signature
Ahmed Helmi, Chief Executive Manager

Blu Realty, LLC, a Maryland limited liability company

Signature
Ahmed Helmi, Chief Executive Manager

Shepherd Realty Capital, LLC, a District of Columbia limited liability company

Signature
John Conley, Managing Member

Signature
Ahmed Helmi

Signature
John Conley

~~STATE OF~~ DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC, Sole Member of Kirtley Road Property Owner LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 20 24

____

Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP 5-31-2026 DISTRICT OF COLUMBIA

~~STATE OF~~ DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 20 24

____

Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP 5-31-2026 DISTRICT OF COLUMBIA

~~STATE OF~~ DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 20 24

____

Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP 5-31-2026 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **John Conley, Managing Member of Shepherd Realty Capital, LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
~~COUNTY OF~~ ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi and John Conley**, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

Lender: FBN Finance, LLC
Borrower: John Conley
Property: +/-183.2 Acres of Agricultural Land, Madison County, Virginia

Name Affidavit

Loan # 40005687

In reference to the above-described loan transaction, I the undersigned, and being named party in the loan documents for said transaction, on oath do swear that I am one and the same person as:

John P. Conley, John Patrick Conley

Signature _______ 1/24/2024 Date
John Conley

[Sign Originals Only]

~~STATE OF VIRGINIA~~
COUNTY OF District of Columbia

SUBSCRIBED AND SWORN TO BEFORE ME on the 24 day of January, 20 24 by **John Conley.**

____
Notary Public
Printed Name of Notary: Carol Lynn Calomiris

My Commission Expires: 5/31/2026


CAROL LYNN CALOMIRIS
NOTARY PUBLIC
EXP.
5-31-26
DISTRICT OF COLUMBIA

Lender: FBN Finance, LLC
Borrower: **Ahmed Helmi**
Property: **+/-183.2 Acres of Agricultural Land, Madison County, Virginia**

Name Affidavit

Loan # 40005687

In reference to the above-described loan transaction, I the undersigned, and being named party in the loan documents for said transaction, on oath do swear that I am one and the same person as:

Ahmed S. Helmi, Ahmed Samir Helmi, Ahmed Helmy

Signature ______ Date 1/24/2024

Ahmed Helmi

[Sign Originals Only]

~~STATE OF VIRGINIA~~
~~COUNTY OF~~ District of Columbia

SUBSCRIBED AND SWORN TO BEFORE ME on the 24 day of January, 2024 by **Ahmed Helmi.**

____

Notary Public
Printed Name of Notary: Carol Lynn Calomiris

____

My Commission Expires: 5/31/2026


CAROL LYNN CALOMIRIS
NOTARY PUBLIC
EXP.
5-31-26
DISTRICT OF COLUMBIA

241523440130 [Doc Id 1580 M09032010]

Lender: **FBN Finance, LLC**
Borrower: **Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley**
Property: **+/-183.2 Acres of Agricultural Land, Madison County, Virginia**

No Attorney Representation Notice

Loan # 40005687

This No Attorney Representation Notice ("Notice") is provided by PPDocs, Inc. ("We", "our" or "us") and Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley ("you" or "your" whether one or more), herein referred to as "Borrower".

LOAN DOCUMENTATION. Attorneys working for us have prepared or reviewed the legal instruments involved in this loan using information supplied by the Lender and other third parties. They have acted only on behalf of the Lender. Neither we, our attorneys, nor the Lender have assisted or rendered legal advice to Borrower with respect to the loan or the Property securing it or the documents executed in connection with it. If Borrower has any questions about the meaning of any document or Borrower's legal rights, Borrower should retain personal legal counsel for advice in this transaction.

DESCRIPTION OF SERVICES PERFORMED. Our attorneys may have prepared or reviewed all or part of the following loan instruments affecting title to the Property: Deed (if a purchase transaction), Note, Security Instrument and Assignment of Lien (if requested).

DISCLAIMER OF REPRESENTATION OR WARRANTY. Neither we nor our attorneys have conducted a title search on the Property, and make no representation or warranty about condition of the title, access to the Property or any other matters that might be revealed from Borrower's examination of a survey, title information, or the Property itself. **Borrower is cautioned to make sure the Deed delivered to Borrower conveys what Borrower has contracted to purchase.**

DATA SUPPLIED BY LENDER. The disclosure calculations and fee data have been supplied by the Lender. We make no representations regarding the value of the Property, conformance with any limitations on fees, waiting periods or any other matters outside our control.

RESPONSIBILITY FOR PAYMENT OF FEES. As part of Borrower's obligation to pay the expenses of the Lender in connection with the preparation of the loan documentation, Borrower agrees to pay directly to us at loan closing, the amount indicated on our Invoice, unless Lender has noted otherwise in their closing instructions.

BASIS FOR FEE. The document preparation fee charged by us is based on a per transaction charge rather than an hourly fee. This fee is intended to provide fair compensation for our services, taking into consideration the time and labor required, the complexities of the questions involved, and the skill required to perform the services. Other considerations include our expertise in the complexities of the real estate practice, the necessary overhead associated with the rendering of the services and our assumption of risk in the rendering of the services. There has been no charge made for any disclosures or information required by the Real Estate Settlement and Procedures Act, the Truth-in-Lending Act or the Homeowners' Protection Act.

NOTICE TO BORROWER REGARDING DEED PREPARATION. If our attorneys have prepared a draft deed, it has been at the request of Lender. Borrower is advised to consult its legal counsel with any questions before signing the draft deed. We have provided the draft deed as a convenience. IF THE DRAFT DEED WE PREPARED IS USED, BORROWER (OR ITS ATTORNEY) SHOULD REVIEW AND AMEND IT, IF

NECESSARY, TO MAKE CERTAIN THAT IT IS CONSISTENT WITH THE SALES CONTRACT AND CORRECTLY REFLECTS THE CONDITION OF TITLE FOR THE PROPERTY AND THE OBLIGATIONS OF THE PARTIES TRANSFERRING RIGHTS TO REAL PROPERTY, AND IF APPLICABLE RESERVING CERTAIN RIGHTS, FOR EXAMPLE MINERAL INTEREST, IS AN INHERENTLY COMPLEX MATTER AND CONTEMPLATES THE INVOLVEMENT OF ATTORNEYS. IF APPLICABLE, THE DEED SHOULD BE AMENDED TO REFLECT ANY MINERAL OR OTHER RESERVATION. BE CERTAIN THAT THE DEED EXPRESSES THE INTENT OF SELLER AND BORROWER. Another deed, or amendments to the draft deed, must be reviewed and approved by us prior to its execution.

Borrower hereby acknowledges receiving and reading a copy of this Notice.

[SIGNATURE PAGE FOLLOWS]

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______________, Chief Executive, Manager
Signature
Ahmed Helmi, Chief Executive Manager

LP Kirtley Road LLC, a Maryland limited liability company
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______________, Chief Exeative Manager.
Signature
Ahmed Helmi, Chief Executive Manager

GP Kirtley Road LLC, a Maryland limited liability company
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______________, Chief Executive Manager.
Signature
Ahmed Helmi, Chief Executive Manager

Blu Realty, LLC, a Maryland limited liability company

_______________, Chief Exeative Manager.
Signature
Ahmed Helmi, Chief Executive Manager

Shepherd Realty Capital, LLC, a District of Columbia limited liability company

_______________, Managing Member
Signature
John Conley, Managing Member

____
Signature
Ahmed Helmi

____
Signature
John Conley

No Attorney Representation Notice

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC, Sole Member of Kirtley Road Property Owner LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC, Managing Member of LP Kirtley Road LLC**, on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC, Managing Member of GP Kirtley Road LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: N/A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 5-31-26

No Attorney Representation Notice

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi, Chief Executive Manager of Blu Realty, LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: 1D1A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **John Conley, Managing Member of Shepherd Realty Capital, LLC,** on behalf of said limited liability company, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: 1D1A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

STATE OF DISTRICT OF COLUMBIA
COUNTY OF ____________

Before me, the undersigned authority, on this day personally appeared Before me, the undersigned authority, on this day personally appeared **Ahmed Helmi and John Conley**, known or proved to me according to law to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he/she/they voluntarily executed the same for the purposes of consideration therein expressed, and in the capacity stated.

Given under my hand and seal this 24 day of January, 2024

____
Notary, State of DC
Printed Name: Carol Lynn Calomiris
Notary's Registration Number: 1D1A
My Commission Expires: 5/31/2026

CAROL LYNN CALOMIRIS NOTARY PUBLIC EXP. 5-31-26 DISTRICT OF COLUMBIA

No Attorney Representation Notice

Lender: **FBN Finance, LLC**
Borrower: **Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley**
Property: **+/-183.2 Acres of Agricultural Land, Madison County, Virginia**

NOTICE OF LOAN SALE

January 24, 2024

Kirtley Road Property Owner LLC, LP Kirtley Road LLC, GP Kirtley Road LLC, Blu Realty, LLC, Shepherd Realty Capital, LLC, Ahmed Helmi, and John Conley
4800 Hampden Lane Suite 800
Bethesda, MD 20814

RE: **$936,000.00** loan from **FBN Finance, LLC**

FBN Finance, LLC , agrees to make an agricultural loan to you in the amount of **$936,000.00**. The loan will be secured by a Mortgage or Deed of Trust, Security Agreement, Assignment of Rents and Fixture Filing encumbering property owned by you located in **Madison County, Virginia.**

FBN Finance, LLC . expects to sell your loan following the closing to **U.S. Bank National Association. U.S. Bank National Association** is the custodian and trustee for the Federal Agricultural Mortgage Corporation programs.

FBN Finance, LLC , will retain all servicing duties with respect to your loan.

Please call us if you have any questions and thank you for choosing **FBN Finance, LLC** for your agricultural credit needs.

Sincerely,

FBN Finance, LLC

[SIGNATURE PAGE FOLLOWS]

Kirtley Road Property Owner LLC, a Virginia limited liability company
By: LP Kirtley Road LLC, a Maryland limited liability company, Sole Member
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______, Chief Executive Manager
Signature
Ahmed Helmi, Chief Executive Manager

LP Kirtley Road LLC, a Maryland limited liability company
By: GP Kirtley Road LLC, a Maryland limited liability company, Managing Member
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______, Chief Executive Manager
Signature
Ahmed Helmi, Chief Executive Manager

GP Kirtley Road LLC, a Maryland limited liability company
By: Blu Realty, LLC, a Maryland limited liability company, Managing Member

_______, Chief Executive Manager
Signature
Ahmed Helmi, Chief Executive Manager

Blu Realty, LLC, a Maryland limited liability company

_______, Chief Executive Manager
Signature
Ahmed Helmi, Chief Executive Manager

Shepherd Realty Capital, LLC, a District of Columbia limited liability company

_______, Managing Member
Signature
John Conley, Managing Member

____
Signature
Ahmed Helmi

____
Signature
John Conley

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
KIRTLEY ROAD PROPERTY OWNER LLC

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☒ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.
4800 Hampden Lane Suite 800

Requester's name and address (optional)

6 City, state, and ZIP code
Bethesda, MD 20814

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
[ ] – [ ] – [ ]

or

Employer identification number
93-4405760

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/2024

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Form **W-9** (Rev. October 2018) Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
LP Kirtley Road LLC

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☒ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.
4800 Hampden Lane Suite 800

Requester's name and address (optional)

6 City, state, and ZIP code
Bethesda, MD 20814

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
– –

or

Employer identification number
93-3906480

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/24

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Form **W-9** (Rev. October 2018) Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

GP Kirtley Road LLC

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☒ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

15508 Owens Glen Terrace

Requester's name and address (optional)

6 City, state, and ZIP code

North Potomac, MD 20878

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

– –

or

Employer identification number

93-4511368

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/24

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Form **W-9** (Rev. October 2018) Department of the Treasury Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
Blu Realty, LLC

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☒ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ______

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ______

Exemption from FATCA reporting code (if any) ______

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.
410 Shelia St.

Requester's name and address (optional)

6 City, state, and ZIP code
Gaithersburg, MD 20878

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
84 – 470 – 9438

or

Employer identification number
84 470 9438

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/24

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
Shepherd Realty Capital, LLC

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

☒ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.
3807 Benton Street NW

Requester's name and address (optional)

6 City, state, and ZIP code
Washington, DC 20007

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
[ ] – [ ] – [ ]

or

Employer identification number
~~WizardVal: Invalid path Parties.~~
85-2878517

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/2024

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
Ahmed Helmi

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

[X] Individual/sole proprietor or single-member LLC [ ] C Corporation [ ] S Corporation [ ] Partnership [ ] Trust/estate

[ ] Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

[ ] Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.
15508 Owens Glen Terrace

Requester's name and address (optional)

6 City, state, and ZIP code
North Potomac, MD 20878

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
118 – 90 – 7129

or

Employer identification number
WizardVal: Invalid path Parties.

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/24

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
John Conley

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

[X] Individual/sole proprietor or single-member LLC [ ] C Corporation [ ] S Corporation [ ] Partnership [ ] Trust/estate

[ ] Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

[ ] Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.
3807 Benton Street NW

Requester's name and address (optional)

6 City, state, and ZIP code
Washington, DC 20007

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number
219 – 08 – 7687

or

Employer identification number
–

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here Signature of U.S. person ▶ [signature] Date ▶ 1/24/2024

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*



ACH Recurring Payment Authorization Form

I understand that this authorization will remain in effect until I cancel it in writing, and I agree to notify FBN Finance, LLC in writing of any changes in my account information or termination of this authorization at least 10 days prior to the next billing date. If the noted periodic payment dates fall on a weekend or holiday, I understand that the payment may be executed on the next business day. I understand that because this is an electronic transaction, these funds may be withdrawn from my account as early as three business days prior to the payment due date. In the case of an ACH transaction being rejected for Non-Sufficient Funds (NSF) I understand that FBN Finance, LLC may at its discretion attempt to process the charge again within 30 days, and I agree to an additional $25.00 charge for each attempt returned NSF which will be initiated as a separate transaction from the authorized recurring payment. I acknowledge that the origination of ACH transactions to my account must comply with the provisions of U.S. law. I agree not to dispute this recurring billing with my bank so long as the transactions correspond to the terms indicated in this authorization form.

Please complete the information below:

For payment of real estate loan number 40005687, I, Ahmed Helmi, authorize FBN Finance, LLC to charge the bank account indicated below on each due date, beginning with the payment due on July 1, 2024. I understand that until I provide written notice otherwise, that $35,874.65, plus an *optional* additional principal payment of $___________, for a total of $___________ will be withdrawn from my account on the 1st of each January & July. If the first payment due is for ***less*** than the regular payment amount, only the amount due will be withdrawn.

Billing Address 15508 Ownes Glen Ter **Phone#** ____________

City, State, Zip North Potomac, MD, 20878 **Email** ahmed.helmi@blu-realty.com

Account Type: • **Checking** • **Savings**

Name on Acct LP Kirtley Road LLC

Bank Name Founders Bank

Bank City/State Washington DC

Account Number 2100113352

Bank Routing # 054001767

SIGNATURE [signature] **DATE** 1/24/24

(866) 203-0132 • servicing@farmersbusinessnetwork.com

ACH 8-2023